6/23


06014942

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME: China Wireless Technologies Limited

*CURRENT ADDRESS: Century Yard, Cricket Square
Hutchins Drive
P.O. Box 2681 GT
George Town
Grand Cayman, Cayman Islands
British West Indies

**FORMER NAME:

**NEW ADDRESS:

FILE NO. 82- 34984 FISCAL YEAR 12/31/05

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

PROCESSED
JUL 10 2006
THOMSON
FINANCIAL

OICF/BY: [signature]

DAT : 7/6/06.



GSM

CDMA






GSM

ANNUAL REPORT 2005

Stock Code: 2369


中国无线
CHINA WIRELESS

China Wireless Technologies Limited
中國無線科技有限公司
(Incorporated in the Cayman Islands with limited liability)

编辑短信 16/512

酷派

手写世家

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3D SOUND

CONTENTS

Corporate Information

REGISTERED OFFICE

Century Yard, Cricket Square
Hutchins Drive
P.O. Box 2681GT
George Town
Grand Cayman, the Cayman Islands
British West Indies

HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS IN THE PRC

8th Floor, Block B
High Tech Plaza
Tian An Cyberpark
Chegongmiao
Shenzhen
Guangdong Province
The People's Republic of China

PRINCIPAL PLACE OF BUSINESS IN HONG KONG

Room 1902, MassMutual Tower
38 Gloucester Road
Wanchai
Hong Kong

WEBSITE

www.chinawireless.cn

COMPANY SECRETARY AND QUALIFIED ACCOUNTANT

Mr. JIANG Chao, ACCA

AUDIT COMMITTEE

Mr. CHAN King Chung *(Chairperson)*
Dr. HUANG Dazhan
Mr. XIE Weixin

AUTHORISED REPRESENTATIVES

Mr. GUO Deying
Mr. JIANG Chao

AUDITORS AND REPORTING ACCOUNTANTS

Ernst & Young
Certified Public Accountants

LEGAL ADVISERS TO THE COMPANY AS TO HONG KONG LAW

Mallesons Stephen Jaques

AS TO CAYMAN ISLANDS LAW

Conyers Dill & Pearman

PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE

Butterfield Bank (Cayman) Limited
Butterfield House
68 Fort Street
P.O. Box 705
George Town
Grand Cayman
Cayman Islands

HONG KONG BRANCH SHARE REGISTRAR AND TRANSFER OFFICE

Computershare Hong Kong Investor Services Limited
Shops 1712–16, 17th Floor
Hopewell Centre
183 Queen's Road East
Hong Kong

PRINCIPAL BANKER

CITIC Ka Wah Bank Limited

STOCK CODE

2369

Financial Highlights

CONDENSED CONSOLIDATED INCOME STATEMENT

	Year ended 31 December				
	2005	2004	2003	2002	2001
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
RESULTS					
REVENUE	**353,995**	245,545	151,808	95,243	79,676
Profit before tax	**60,318**	51,195	39,966	33,005	13,755
Tax	**(9,442)**	(7,528)	(3,103)	(2,299)	(1,337)
Profit for the year	**50,876**	43,667	36,863	30,706	12,418
Attributable to:					
Equity holders of the parent company	**50,876**	43,667	36,863	30,706	12,740
Minority interest	**—**	—	—	—	322

CONDENSED CONSOLIDATED BALANCE SHEET

	2005	2004	2003	2002	2001
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
ASSETS AND LIABILITIES					
Non-current assets	**64,468**	39,485	30,660	26,695	10,011
Current assets	**527,554**	341,813	175,478	71,126	89,817
Current liabilities	**276,291**	165,097	111,016	69,370	83,488
Net assets	**313,696**	215,010	95,122	28,451	16,340

Chairman's Statement

Guo Deying
chairman



Chairman's Statement





On behalf of the board ("Board") of directors ("Directors") of China Wireless Technologies Limited (the "Company"), I am pleased to present to all shareholders ("Shareholders") the annual report of the Company and its subsidiaries (collectively, the "Group") for the year ended 31 December 2005.

OPERATING RESULTS

The Group achieved great growth in 2005. Total revenue for the year 2005 under review increased by 44.2% to HK$354.0 million compared with the same period last year. The revenues from smartphones increased by 86% to HK$325.6 million in 2005 from HK$175.4 million of 2004.

The Group recorded gross profit of HK$124.1 million, representing an increase of 24.9% as compared with 2004.

The Group's audited net profit for the year ended 31 December 2005 was HK$50.9 million, an increase of 16.5% from last year. Basic and diluted earnings per share for the year ended 31 December 2005 were HK$0.127 and HK$0.126, respectively.

DIVIDENDS

The Board of Directors recommended the payment of a final dividend of HK$0.02 per share for the year ended December 31, 2005. The Group had paid an interim dividend of HK$0.01 per share during 2005. The proposed final dividend will be subject to approval by Shareholders at the forthcoming annual general meeting of the Company and, if approved, is expected to be paid on or before 8 June 2006 to shareholders whose names appear on the register of members of the Company on as at the close of business on 15 May 2006.

BUSINESS REVIEW

As a leading wireless data total solutions provider for the wireless telecommunication market in China, the Group offers innovative products and personalized solutions to fulfill the demands of different clients and different industries.

To consolidate its leading position in wireless data total solutions in the PRC, the Group further strengthened its research and development on wireless data total solutions, consolidated its relationships with mobile communication operators in China, adopted the strategy of developing and marketing tailor-made smartphones and wireless data total solutions, expanded its corporate clientele and high-end subscribers and developed new wireless data applications. As a result, the Group recorded encouraging returns.

During the reporting period, the Group further strengthened the research and development of dual-mode series smartphones. Following the launch of the "Coolpad" 858 dual-mode smartphone in the first half of 2005, which was ordered in batches by China Unicom, towards the end of 2005 the Group successfully developed the "Coolpad" 728 GSM-CDMA dual-mode smartphone which allows two SIM cards of GSM and CDMA networks respectively to work simultaneously, which is the first of its kind in the world. The powerful functions of the "Coolpad" 728 GSM-CDMA dual-mode smartphone earned, the Group won a large order from China Unicom.

The Group also actively explored the corporate market, offering integrated solutions from back-end system to wireless intelligent terminals with propriety operating system for various industries, and achieved outstanding performances in serving the public security, aviation, securities, industrial and commercial sectors.

The Group's "Coolpad" brand leads in the wireless data market and enjoys high reputation in high-end smartphone market. In addition, the "Coolpad" brand is becoming popular in global mobile telecommunication market.

BUSINESS OUTLOOK

In 2006, the Group will further perfect the smartphone operating systems including Linux and Windows CE operating systems to expand various applications, which will allow it to launch new smartphone series to cater for the demand of different clients and industries. The Group will keep itself abreast of the 3G technologies to strengthen the research and development of 3G wireless data total solutions, 3G multi-media data platform and 3G network coverage systems. The Group will strengthen the research and development of TD-SCDMA 3G smartphones and will mainly focus on the TD-SCDMA-GSM dual-mode smartphones. In addition, the Group also actively cooperated with Qualcomm Incorporated (Nasdaq: QCOM) for research and development of CDMA2000 smartphones and cooperated with Texas Instruments Incorporated (NYSE:TXN) for WCDMA smartphones.

The Group will continue to broaden its market coverage by consolidating existing markets while developing new ones, strengthen partnerships and expand its industry clientele. Whilst the Group will further consolidate its close relationships with telecom operators in China and provide high value-adding and tailored products and services required by these operators, it will also place more emphasis on overseas development. During the reporting period, the Group's smartphones were tested and exhibited in India and Germany. Through these exhibitions, the Group further enhanced its reputation in the global market.

Besides the close cooperation with China Unicom, the Group is actively cooperating with China Telecom and China Netcom for the research and development of TD-SCDMA-GSM dual-mode smartphones and TD-SCDMA coverage system. It is expected that the TD-SCDMA coverage system and TD-SCDMA-GSM dual-mode smartphones may generate turnover from the first half of 2007.

ACKNOWLEDGEMENTS

On behalf of the Board and the management, I would like to take this opportunity to express my cordial thanks to all the Shareholders, clients and business partners for their support and our staff for their hard work in the past year, which contributed to the outstanding performance of the Group. We will strive to provide our clients with the best products and services and bring maximum returns to the Shareholders.

Guo Deying
Chairman
China Wireless Technologies Limited

Hong Kong, 12 April 2006

Management Discussion & Analysis












Coolpad
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Management Discussion & Analysis

In terms of revenue mix, turnover from smartphones accounted for 92% of the Group's turnover in 2005, as compared with 71% in 2004.

REVIEW OF OPERATIONS

Turnover

For the year ended 31 December 2005, the Group accomplished a turnover of HK$354.0 million, a growth of 44.2% over that of 2004. The increase was principally attributable to sales of the smartphone products which increased by 86% to HK$325.6 million from HK$ 175.4 million in 2004.

In terms of revenue mix, turnover from smartphones accounted for 92% of the Group's turnover in 2005, as compared with 71% in 2004. Contribution from sales of wireless coverage system decreased from 11% in 2004 to 6% in 2005, while that of integrated telecom business platform decreased from 4% in 2004 to 2% in 2005. Sales from other terminal products vanished in revenue mix was attributable to the upgrading of the Group's wireless terminal products and the changing environment for the market and technologies developments.

TURNOVER	**2005 HK$ million**	**% of turnover**	2004 HK$ million	% of turnover
Wireless systems solutions				
PHS Intelligent Coverage System	**22.1**	**6%**	26.7	11%
Integrated Telecom Business Platform	**6.3**	**2%**	9.8	4%
Subtotal	**28.4**	**8%**	36.5	15%
Wireless terminals				
Smartphones	**325.6**	**92%**	175.4	71%
Fixed wireless terminals	**—**	**—**	32.2	13%
One-way wireless terminals	**—**	**—**	1.5	1%
Subtotal	**325.6**	**92%**	209.1	85%
Total	**354.0**		245.5	

Management Discussion & Analysis


中國無線集団

Gross Profit

The Group's gross profit increased by 24.9% to HK$124.1 million in 2005. The gross profit margin decreased by 5.4% to 35.1% in 2005, as compared with 40.5% in 2004. The reasons of the decline were included: (1) a smaller proportion of revenue from system solutions, which offer higher gross profit margin, in the revenue mix during the reporting period; (2) the lower gross profit margin of bulk smartphone orders from China Unicom during the reporting period.

Net Profit

For the year ended 31 December 2005, the Group recorded a net profit of HK$50.9 million, representing an increase of 16.5% over 2004. The net profit margin dropped from 17.8% in 2004 to 14.4% in 2005. The major reasons were that, during the reporting period: (1) the gross profit margin of the Group dropped; (2) the Group increased its research and development expenses; and (3) the increase in marketing promotion and brand building expenses.

Selling and distribution costs

Selling and marketing expenses increased by 52% from HK$25.9 million in 2004 to HK$39.4 million in 2005. The increment principally reflected the stepping up of promotional and advertising activities, the higher staff costs as the marketing staff force was enlarged, and the extended distribution network.

Administrative expenses

Administrative expenses increased by 60% from HK$21.8 million in 2004 to HK$34.9 million in 2005. The increase was mainly attributable to higher research and development expenses as the Group enlarged the research and development staff force specialising in smartphones and 3G.

Income tax expense

In 2005, the Group's income tax expense amounted to HK$9.4 million, as compared to HK$7.5 million in 2004. According to the Income Tax Law of the PRC for Foreign Investment Enterprise and Foreign Enterprises and as approved by relevant tax authorities, the income tax rate of 15% was applied for the year ended 31 December 2005.

LIQUIDITY AND FINANCIAL RESOURCES

For the year ended December 31, 2005, the Group's operating capital was mainly generated from cash from its daily operations and bank borrowings.

- As at 31 December 2005, the Group had a gearing ratio of 47% (based on debt over total assets) (2004: 43%)

- As at 31 December 2005, the Group had a current ratio of 52% (based on current liabilities over current assets) (2004: 48%)

PLEDGE OF ASSETS

As at 31 December 2005, approximately HK$49 million of the Group's bank deposits were pledged to secure notes payable. The Group's office building, with a net book value of approximately HK$29 million (2004: HK$22 million), was pledged to secure a short term bank loan granted to the Group.


CoolPAD


Coolpad
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3D SOUND

The Group offered 4 new models of smartphones with propriety operating system. The Coolpad 728 GSM-CDMA dual-mode smartphone is currently the only smartphone in the world that allows a GSM card and a CDMA card to work simultaneously in one smartphone. Its powerful and innovative functions immediately attracted huge market interests.

BUSINESS ACTIVITIES

As one of the leading wireless data total solutions providers in the PRC, the Group offers innovative products and personalised solutions to satisfy demands of different clients and different industries.

The year of 2005 is an encouraging year. The "Coolpad" brand is widely recognised and enjoys high reputation in the PRC and international smartphone market. In order to further boost the brand awareness of the "Coolpad" brand, the Group actively participated in several domestic and international telecommunication exhibitions.

In 2005, the Group offered 4 new models of smartphones with propriety operation system, including 3 models based on the Linux operating system and 1 model based on Windows CE operating system. The successful development of the Coolpad 728 dual-mode smartphone, which is currently the only smartphone that allows two SIM cards (a GSM card and a CDMA card), to work simultaneously and is the first of its kind in the world, is highly encouraging. The powerful function of the Coolpad 728 dual-mode smartphone immediately attracted huge market interests upon its launch and the Group has secured a large order of 150,000 units of Coolpad 728 dual-mode smartphones from China Unicom in December 2005.

During the reporting period, the Group established close strategic partnerships with well-known enterprises such as Microsoft, Qualcomm and Texas Instruments. Through the cooperation with Microsoft, the Group is able to offer updated smartphones with more application functions based on Windows CE platform. Through the cooperation with Qualcomm and Texas Instruments, the Group can keep abreast with the updated 3G technology development trends and will be in a position to offer 3G smartphones and 3G wireless data solutions based on CDMA2000 and WCDMA 3G standards. In addition, through these cooperation, the Group reduced the production costs for the smartphone products and is able to deploy more resources to product design. Besides the above cooperation, the Group is also actively working with Datang Telecom to the development of the TD-SCDMA 3G standard and TD-SCDMA 3G products and 3G wireless data solutions.

OUTLOOK

The Group plans to launch 5 to 6 new smartphone models targeting different customers and telecom operators to provide wireless data total solutions in 2006. Among the 5 to 6 new smartphone models, 4 models of which will be based on 2.5G network and others will be based on 3G network. It is expected that the TD-SCDMA-GSM dual-mode smartphone will be the major model of 3G smartphone provided by the Group in 2007.

Besides the smartphone products, with China expected to formally announce its 3G policies soon, the Group sees a promising imminent prospect for the 3G coverage systems and 3G wireless data total solutions in 2006. The Group will further enhance its 3G coverage systems to cater for telecom operators in the PRC. In addition, since wireless data transmission speed in 3G network is markedly quicker than the current 2.5G network, the Group believes that market potential for 3G wireless data solutions is huge.

In 2006, apart from continuing to keep a close working relationship with China Unicom, the Group will also seek to strengthen the cooperation with China Mobile, China Telecom and China Netcom. The Group is currently developing certain products and solutions for China Mobile and China Telecom and expects that the turnover from China Mobile and China Telecom to increase in 2006.

USE OF PROCEEDS

The Company was listed on the Main Board of the Stock Exchange on 9 December 2004. As at 31 December 2005, the Company had used up its listing proceeds as set out in the Company's listing prospectus except for the HK$5 million budgeted for strategic investments as the Company has not yet identified suitable investment targets.

In December 2005, the Company and Data Dreamland Holdings Limited, a substantial shareholder of the Company and the placing agents entered into an agreement pursuant to which the Company issued and placed 40,000,000 new Shares, at a price of HK$1.05 per Share by way of top up placing. The net proceeds from the placement of the Company was approximately HK$40.5 million, which were used as general working capital of the Group, of which approximately HK$35 million has been used for the purchase of materials and components for smartphone products, and of which the balance of approximately HK$5.5 million has been used for promotion of the Group's overall corporate and brand image and enhancing the sales network.

Corporate Governance Report

APPLICATION OF CORPORATE GOVERNANCE PRINCIPLES

The Group is committed to promoting good corporate governance, with the objectives of (i) the maintenance of responsible decision making, (ii) the improvement in transparency and disclosure of information to shareholders, (iii) promoting the respect the rights and legitimate interests of shareholders, and (iv) the improvement in management of risk and the enhancement of performance by the Group. The Company has applied the principles of the Code Provisions under the Code on Corporate Governance Practices (the "Code") contained in Appendix 14 of the Rules Governing the Listing Rules throughout the year ended 31 December 2005, save for the deviation discussed below. The following sections set out the principles in the Code as they have been applied by the Company, including any deviations therefrom, for the year under review.

BOARD COMPOSITION

The overall management and control of the business of the Company is vested in the Board. It is the duty of the Board to create value to the shareholders of the Company, establish the Company's strategic direction, set the Company's objectives and plan in accordance therewith, and provide leadership and ensure availability of resources in the attainment of such objectives. The Board endeavour to manage the Company in a responsible and effective manner, and strive to ensures that each of the Directors carries out his duty in good faith and in compliance with the applicable laws and regulations, and acts in the best interests of the Company and its shareholders at all times.

The Board and management (the "Management") have clearly defined responsibilities under various internal control and checks-and-balance mechanisms. The Board has delegated certain responsibilities to the Management of the Company, including: implementation of the decisions of the Board and organisation and direction of the day-to-day operation and management of the Company in accordance with the management strategies and plans approved by the Board; preparation and monitoring of annual business plans and operating budget; and control, supervision and monitoring of capital, technical and human resources. The Board will review these arrangements on a periodic basis to ensure that they remain appropriate to the needs of the Group.

The Board held four meetings during the year under review.

The Board comprises a total of seven Directors, with two Executive Directors, namely, Mr Guo Deying (Chairman) and Mr Jiang Chao; and two Non-executive Directors, namely Ms Yang Xiao and Ms Ma Dehui; and three Independent Non-executive Directors, namely, Mr. Chan King Chung, Dr. Huang Dazhan and Mr. Xie Weixin. The Directors are well-versed in respective areas such as accounting, business management and industry knowledge.

To the best of the Company's knowledge, there is no financial or family relationship among the Board members except that Ms Yang Xiao, a non-executive Director, is the spouse of Mr. Guo Deying, an executive Director, the chairman of the Board and the Chief Executive Office. In addition, Ms Ma Dehui, a non-executive Director, is the mother of Ms Yang Xiao thus the mother-in-law of Mr. Guo Deying.

CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Code Provision A.2.1 stipulates that the roles of chairman and chief executive officer should be separate and should not be performed by the same individual. Currently, Mr. Guo Deying is the chairman of the Board and the Chief Executive Officer of the company. The Board considers that this structure will not impair the balance of power and authority between the Board and the Management and believes that this structure enables the Group to make and implement decision promptly and efficiently. In addition, the Board is of the view that, in view of the current scale of operations of the Group, the separation of the role of the chairman and chief executive officer of the company may hinder administrative efficiency and is neither suitable to the Group nor in the interests of shareholder as a whole.

INDEPENDENT NON-EXECUTIVE DIRECTORS ("INEDs")

The INEDs have the same duties of care and skill and fiduciary duties as the executive Directors. They are expressly identified as such in all corporate communications that disclose the names of the Directors.

The INEDs have expertise in respective areas of accounting, business management and process in-depth industry knowledge. With their professional knowledge and experience, the INEDs advised the Company on its operation and management; participated in the Company's audit committee meetings and remuneration committee meetings. The INEDs have contributed to provide checks and balance to protect the interests of the Company and the Company's shareholders as a whole, and to promote the development of the Company.

The Company has received an annual confirmation of independence from each of the INEDS pursuant to Rule 3.13 of the Listing Rules and on this basis, considers that all INEDs to be independent as at the date of this report.

Under the Code Provision A.4.1, non-executive directors should be appointed for specific terms, subject to re-election. Currently, all INEDS are appointed for a period of 1 year subject to renewal and retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's articles of association.

BOARD OPERATION

The Board meets regularly over the Company's affairs and operations. In 2005, the Board held four meetings. The attendance record of each member of the Board is set out below:

	Attendance
Executive Directors	
Guo Deying	4/4
Jiang Chao	4/4
Non-executive Directors	
Yang Xiao	4/4
Ma Dehui	1/4
Independent Non-executive Directors	
Mr. Chan King Chung	4/4
Dr. Huang Dazhan	4/4
Mr. Xie Weixin	4/4

REMUNERATION COMMITTEE

The Company has established a remuneration committee with written terms of reference on 22 August 2005 for, inter alia, the following purposes:

(a) to make recommendations to the Board on policies and structure for remuneration of directors and senior management and on the establishment of a formal and transparent procedure for developing policy on such remuneration;

(b) to determine the remuneration packages for executive directors and senior management and to make recommendations to the board on the remuneration of non-executive directors.

The Remuneration Committee is made up of all of the Company's Independent Non-executive Directors, namely, Mr. Chan King Chung (Chairman), Dr. Huang Dazhan and Mr. Xie Weixin.

No meeting has been held in 2005 to review the remuneration packages of Executive Directors as the Company does not see a need to review the same.

PROVISION OF INFORMATION TO DIRECTORS

To assist the Directors in the discharge of their duties, the Company will provide every newly appointed Director with a comprehensive induction program on the first occasion of his appointment, in which the newly appointed Director will be provided with information on the Company's organisation and business, including; the membership, duties and responsibilities of the Board, the various Board committees and the Management; corporate governance practices and procedures; and latest financial information of the Company. Such information shall be supplemented with visits to the Company's key plant sites and meetings with key members of the Management.

Throughout their tenure, the Directors will be provided with updates on the business of the Company, latest developments of the Listing Rules and other applicable legal and regulatory requirements, corporate social responsibility matters and other changes affecting the Company from time to time.

SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted a code of conduct for securities transactions and dealings (the "Code of Conduct") based on the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 of the Listing Rules. The terms of the Code of Conduct are no less exacting than the standards in the Model Code, and the Code of Conduct applies to all relevant persons as defined in the Code, including the Directors of the Company, any employee of the Company, or a Director or employee of a subsidiary or holding company of the Company who, because of such office or employment, are likely to be in possession of unpublished price sensitive information in relation to the Company or its securities.

Specific enquiry has been made of all the Directors of the Company who have confirmed in writing their compliance with the required standards set out in the Code of Conduct during the year under review.

AUDIT COMMITTEE

The audit committee (the "Audit Committee") of the Company, comprising all three independent non-executive Directors, namely, Dr. Huang Dazhan, Mr. Xie Weixin and Mr. Chan King Chung (Chairman), has reviewed the accounting principles and practices adopted by the Company and has discussed the auditing, internal control and financial reporting matters.

In 2005, the Audit Committee held four meetings. The attendance record of each member of the Committee is set out below:

	Attendance
Mr. Chan King Chung (Chairman)	2/2
Dr. Huang Dazhan	2/2
Mr. Xie Weixin	2/2

The Audit Committee has carefully reviewed and discussed the Company's half-yearly and annual results for the year under review and the Company's system of internal control and has made the commendations for improvement. The Audit Committee also carried out and discharged its duties set out in Code.

ACCOUNTABILITY AND INTERNAL CONTROL

The Directors acknowledge their responsibility for all information and representations contained in the financial statements of the Company for the year under review. The Directors have reviewed and considered that the financial statements have been prepared in conformity with the generally accepted accounting standards in Hong Kong, and reflect amounts that are based on the best estimates and reasonable, informed and prudent judgment of the Board and Management with an appropriate consideration to materiality.

The Board has reviewed and is satisfied with the effectiveness of the Group's internal control system and believe such system is sufficient in providing reasonable assurances that the Group's assets are safeguarded against loss from unauthorised use or disposition, transactions are properly authorised and proper accounting records are maintained. Such system is designed to provide reasonable, but not absolute, assurance against material misstatement or loss, and to manage rather than eliminate risks of failure in the Group's operational system.

NOMINATION OF DIRECTORS

Directors of the Company are responsible for making recommendations to the Board for consideration and approval on nominations, appointment of Directors and Board succession, with a view to appoint to the Board individuals with the relevant experience and capabilities to maintain and improve the competitiveness of the Company. The Board formulates the policy, reviews the size, structure and composition of the Board, and assesses the independence of the INEDs in accordance with the criteria prescribed under the Listing Rules and the Code.

EXTERNAL AUDITORS

Ernst & Young as been appointed as the External Auditors of the Company for the year under review. An amount of $1.5million (2004: HKD 1.2 million) was charged by Ernst & Young for its audit services provided to the Group.

The responsibilities of the external auditors with respect to financial reporting are set out in the section "Report of the Auditors" on page 35.

COMMUNICATION WITH SHAREHOLDERS

The Company attaches great priority to establishing effective communications with its shareholders and investors. In an effort to enhance such communications, the Company provides information relating to the Company and its business in its annual and half-yearly report and also disseminates such information electronically through its website at www.chinawireless.cn and the website of the Stock Exchange.

The Company regards the Annual General Meeting as an important event as it provides an opportunity for direct communications between the Board and its shareholders. All Directors, Management and the external auditors make an effort to attend the Annual General Meeting of the Company to respond to any queries from shareholders. All shareholders of the Company are given a minimum of 21 days' notice of the date and venue of the Annual General Meeting of the Company. The Company supports the Code's principle to encourage shareholders' participation.

Directors and Senior Management

DIRECTORS

Executive Directors

Mr. GUO Deying, aged 41, is the chairman and chief executive officer of the Group. He is responsible for the Group's overall management and the strategic development. Mr. Guo has been the chairman, the legal representative and the general manager of the Group since its establishment in 1993. Mr. GUO has about 13 years of experience in wireless communication industry. Mr. Guo was certified as an engineer by 深圳市工程技術中評委 (Shenzhen City Engineering Technical Central Examination Board) in December 1991. He holds a master's degree in engineering from 上海交通大學 (Shanghai Jiao Tong University). Mr. Guo was appointed as a guest professor by 西安電子科技大學 (Xidian University) for its computer network and information security department in November 2003. In October 2004, Mr. Guo was accredited as 中國優秀民營科技企業家 (Outstanding Entrepreneur of Private-owned Technology Companies in the PRC) by 中華全國工商業聯合會 (China National Industrial and Commercial Association) and 中國民營科技實業家協會 (China Private-owned Technology Industrialists Association).

Mr. JIANG Chao, aged 35, is the chief financial officer, vice president of the Group, and the qualified accountant and company secretary of the Company and is responsible primarily for the finance and administrative functions of the Group. He is an associate member of the Association of Chartered Certified Accountants and a certified public accountant in the PRC. Mr. Jiang joined the Group in June 2002. Mr. Jiang has about 13 years of experience in accounting and finance. Prior to joining the Group, he had worked for the State Audit Bureau. Mr. Jiang had also worked for 僑興電子有限公司 (Qiaoxing Electronic Company Limited) and 深圳市中興新通訊設備有限公司 (Shenzhen Zhong Xing Xin Telecom Equipment Company Limited) and was responsible for financial and accounting functions. Mr. Jiang obtained a bachelor's degree in Economics from 中山大學 (Zhongshan University) in 1991.

Non-executive Directors

Ms. MA Dehui, aged 75, is a non-executive Director. Ms. Ma joined the Group in August 2003. She was an associate professor of the faculty of computer science and technology department in 西南民族大學 (South Western University for Nationalities). Ms. Ma is the mother of Ms Yang Xiao, a non-executive Director.

Ms. YANG Xiao, aged 37, is a non-executive Director. Ms. Yang joined the Group in August 2001. She graduated with a diploma from 深圳大學 (Shenzhen University). During 1992 to 1995, Ms. Yang worked in 深圳市運輸局 (Shenzhen Transport Bureau). Ms. Yang is the spouse of Mr. Guo.

Ms. Ma and Ms. Yang do not hold any management role in the Company.

Independent non-executive Directors

Dr. HUANG Dazhan, aged 48, is an independent non-executive Director and joined the Group in November 2004. Dr. Huang obtained his doctorate degree from The Victoria University of Manchester, UK in 1993. Dr. Huang now serves as the managing director of China Merchants Finance Holdings Co. Ltd. He is also a non-executive director of China Merchants Bank Co. Ltd. (a company listed in the PRC) and an executive director of China Merchants China Direct Investments Ltd. (a company listed on the Main Board of the Stock Exchange).

Mr. XIE Weixin, aged 64, is an independent non-executive Director and joined the Group in November 2004. Mr. Xie graduated from the Department of Electronics Engineering of Xian University of Electronics Technology in 1965. Mr. Xie is currently a professor of electrical engineering and the chancellor of Shenzhen University.

Mr. CHAN King Chung, aged 44, is an independent non-executive Director and joined the Group in November 2004. He obtained the bachelor's degree in business administration and accountancy from the Chinese University of Hong Kong in 1987 and City University of Hong Kong in 1993 respectively. Mr. Chan also holds master's degrees in business administration and accountancy from Murdoch University in 2000 and Charles Sturt University in 1994 respectively. He is a member of the Hong Kong Institute of Certified Public Accountants and a fellow member of The Hong Kong Institute of Company Secretaries. With sufficient experience in corporate governance, management, internal and financial control, Mr. Chan is currently the company secretary of another Listed Company.

SENIOR MANAGEMENT

Mr. LI Wang, aged 34, is a deputy general manager of the Group and is responsible for the Group's sales and marketing. He joined the Group in March 2001. He has 8 years of working experience in the information technology industry. Before joining the Group, he worked for 華為技術有限公司 (Hua Wei Technology Company Limited). He obtained a master's degree in business administration from 大連理工大學 (Dalian University of Technology) in 1997.

Mr. DONG Yongquan, aged 43, is a deputy general manager of the Group and is responsible for the R&D of hardware development. Prior to joining the Group in July 1997, he worked for 深圳雲海股份有限公司 (Shenzhen Winhap Communications Inc), which is mainly engaged in the R&D of smartphones. He has over 10 years of experience in developing wireless data communication products. Mr. Dong graduated from the faculty of wireless communication of 長春郵電學院 (Changchun Institute of Post and Telecommunications) in 1987. He was awarded 深圳市青年科技專家中銀集團獎 (Shenzhen Municipal Young Technologist Prize — Bank of China Group Award) in 2000. Mr. Dong was appointed as a guest professor by Xidian University in November 2003.

Mr. LI Liuqun, aged 43, is a deputy general manager of the Group and is responsible for logistic, purchasing and production functions. Mr. Li also acts as the general manager of the mobile industry department. He has about 20 years of experience in the wireless telecommunication industry. Prior to joining the Group in December 2000, he worked for 國營第七六零廠 (State 760 Factory). He obtained a bachelor's degree in engineering from 西北電訊工程學院 (Xian University of Electronics Technology) in 1985.

Mr. LI Bin, aged 36, is a deputy general manager of the Group and is responsible for the research and development of software and testing. Mr. Li has more 10 years of experience in software development and testing. He joined the Group in June 1996. Prior to joining the Group, Mr. Li worked in 中國三江航天工業集團有限公司 (China Sanjiang Aviation Industry Group Company). He obtained a bachelor's degree in computer science and software engineering from 華中理工大學 (Huazhong University of Science and Technology) in 1992.

Directors and Senior Management

Ms. FU Qun, aged 31, is an assistant general manager of the Group. Ms. Fu is responsible for the internal management of the Group and secretarial duties of the Board. She joined the Group in July 1998. She obtained a bachelor's degree in accounting from 江西財經大學 (Jiangxi University of Finance and Economics) in 1998.

Report of the Directors

The directors of China Wireless Technologies Limited (the "Company") are pleased to present their report together with the audited financial statements of the Company and its subsidiaries (collectively referred to as the "Group") for the year ended 31 December 2005.

PRINCIPAL ACTIVITIES

The Group is a wireless solution and equipment provider in Mainland China. The principal activity of the Company is investment holding. Details of the principal activities of the subsidiaries are set out in note 15 to the financial statements. There were no significant changes in the nature of the Group's principal activities during the year.

RESULTS AND DIVIDENDS

The Group's profit for the year ended 31 December 2005 and the state of affairs of the Company and the Group at that date are set out in the financial statements on pages 36 to 92.

A final dividend of HK$0.02 per ordinary share for the year ended 31 December 2004 and an interim dividend of HK$0.01 per ordinary share for the six months ended 30 June 2005 was paid in 2005. The directors recommend the payment of a final dividend of HK$0.02 per ordinary share for the year ended 31 December 2005 to shareholders on the register of members on 15 May 2006. A resolution regarding the payment of such dividend will be proposed at the forthcoming annual general meeting of the Company. This recommendation has been incorporated in the financial statements as an allocation of retained profits within the equity section of the balance sheet.

For the purpose of the forthcoming annual general meeting and entitlement to the proposed dividend, the register of members of the Company will be closed from 16 May 2006 to 18 May 2006 (both dates inclusive).

USE OF PROCEEDS FROM THE COMPANY'S INITIAL PUBLIC OFFERING

The proceeds from the Company's issue of new shares at the time of its listing on the Hong Kong Stock Exchange in December 2004, after deduction of related issuance expenses, amounted to approximately HK$70 million. These proceeds were applied during the year ended 31 December 2005 in accordance with the proposed applications set out in the Company's listing prospectus, as follows:

— approximately HK$25 million was used for strengthening research and development capabilities, including the research and development of smartphone and related industry application, enhancement of wireless coverage solution for personal handyphone system ("PHS") network, enhancement of the Group's integrated telecom business platform, the third generation wireless service ("3G") technologies and upgrading of existing products and solutions to be 3G compatible, and further research and development of core technologies of wireless telecommunication;

— approximately HK$25 million was used for the manufacturing and marketing of smartphones;

— approximately HK$9 million was used for the promotion of the Company's overall corporate image, including television advertising, newspaper and out door media advertising, and other promotion;

- approximately HK$5 million was used for enhancing the Group's network for sales and provision of customer support services; and
- approximately HK$1 million was used as general working capital of the Group, mainly to finance the purchase of materials, manufacturing and marketing of the Group's products and solutions.

The remaining HK$5 million intended for strategic investments in wireless technologies companies as stated in the prospectus has not yet been used as at 31 December 2005 as the Company has not yet identify its suitable target.

SUMMARY FINANCIAL INFORMATION

The following is a summary of the consolidated/combined financial results and consolidated/combined assets and liabilities of the Group for the last five financial years, prepared on the basis set out in note 1 below:

	Year ended 31 December				
	2005*	2004*	2003*	2002**	2001**
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
RESULTS					
Revenue	**353,995**	245,545	151,808	95,243	79,676
Profit before tax	**60,318**	51,195	39,966	33,005	13,755
Tax	**(9,442)**	(7,528)	(3,103)	(2,299)	(1,337)
Profit for the year	**50,876**	43,667	36,863	30,706	12,418
Attributable to:					
Equity holders of the parent company	**50,876**	43,667	36,863	30,706	12,740
Minority interests	**—**	—	—	—	322

	Year ended 31 December				
	2005*	2004*	2003*	2002**	2001**
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
ASSETS AND LIABILITIES					
Non-current assets	**64,468**	39,485	30,660	26,695	10,011
Current assets	**527,554**	341,813	175,478	71,126	89,817
Current liabilities	**276,291**	165,097	111,016	69,370	83,488
Net assets	**313,696**	215,010	95,122	28,451	16,340

* Extracted from the audited financial statements

** Extracted from the prospectus of the Company

PROPERTY, PLANT AND EQUIPMENT

Details of movements in the property, plant and equipment of the Group for the year ended 31 December 2005 are set out in note 13 to the financial statements.

SHARE CAPITAL AND SHARE OPTIONS

Details of movements in the Company's share capital and share options for the year ended 31 December 2005 are set out in notes 27 and 28, respectively, to the financial statements.

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the Company's articles of association or the laws of the Cayman Islands, being the jurisdiction in which the Company was incorporated, which would oblige the Company to offer new shares on a pro rata basis to existing shareholders.

PURCHASE, REDEMPTION OR SALE OF LISTED SECURITIES OF THE COMPANY

Neither the Company, nor any of its subsidiaries, redeemed or sold any of the Company's listed securities during the year and up to the date of this report.

RESERVES

Details of movements of reserves of the Company and the Group during the year are set out in note 29 to the financial statements and in the consolidated summary statement of changes in equity.

DISTRIBUTABLE RESERVES

As at 31 December 2005, the Company's reserves available for distribution, calculated in accordance with the Companies Law (2001 Second Revision) of the Cayman Islands, amounted to HK$171,322,000, of which HK$9,964,000 has been proposed as a final dividend for the year. The distributable reserves include the Company's share premium account and contributed surplus, amounting to HK$186,750,000 as at 31 December 2005, which may be distributed provided that immediately following the date on which such reserves are proposed to be distributed, the Company will be in a position to pay off its debts as and when they fall due in the ordinary course of business.

MAJOR CUSTOMERS AND SUPPLIERS

Sales to the Group's five largest customers accounted for approximately 85% of the Group's turnover for the year, and sales to the Group's largest customer included therein amounted to 72%. Purchases from the Group's five largest suppliers accounted for approximately 75% of the total purchases for the year, and purchases from the Group's largest supplier included therein amounted to 46%.

None of the directors or any shareholders (which, to the best knowledge of the directors, own more than 5% of the Company's issued share capital) had any beneficial interest in the Group's five largest customers and/or suppliers.

DIRECTORS

The directors of the Company during the year and up to the date of this report were:

Executive directors:
Mr. Guo Deying *(Chairman)*
Mr. Jiang Chao

Non-executive directors:
Ms. Yang Xiao
Ms. Ma Dehui

Independent non-executive directors:
Dr. Huang Dazhan
Mr. Xie Weixin
Mr. Chan King Chung

Under the current articles of association (the "Articles") of the Company, all of the directors of the Company are subject to retirement by rotation and re-election in accordance with the provision of the Articles.

In accordance with Article 87 of the Articles, Mr. Guo Deying, the Chairman and an executive director, Mr. Jiang Chao, an executive director and Ms. Yang Xiao, a non-executive director, will retire at the forthcoming annual general meeting of the Company and, being eligible, will offer themselves for re-election.

The Company has received from each of the independent non-executive directors an annual confirmation pursuant to Rule 3.13 of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") and the board of directors (the "Board") still considers each of the independent non-executive directors to be independent from the Company.

DIRECTORS' AND SENIOR MANAGEMENT'S BIOGRAPHIES

The biographical details of the directors and the senior management of the Group are set out on pages 21 to 23 of the annual report.

DIRECTORS' SERVICE CONTRACTS

Each of the executive directors has entered into a service agreement with the Company dated 15 August 2003 as amended by a supplemental deed dated 21 November 2004 for an initial term of three years commencing from 21 November 2004.

Each of the non-executive directors has entered into a service agreement with the Company dated 21 November 2004 for an initial term of three years commencing from 21 November 2004.

Each of the independent non-executive directors has entered into a service agreement with the Company for an initial term of one year commencing from 21 November 2005.

None of the directors has entered into a service contract with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

DIRECTORS' INTERESTS IN CONTRACTS

Save as disclosed in notes 20 and 33 to the financial statements, no director had a significant beneficial interest, either directly or indirectly, in any contract of significance to the business of the Group to which the Company or any of its subsidiaries was a party during or at the end of the year.

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

At 31 December 2005, the interests and short positions of the directors, the chief executive or their associates in the share capital, underlying shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")), as recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code"), were as follows:

Long positions in shares of the Company:

		Number of shares held, capacity and nature of interest					
Name of director	**Notes**	**Directly beneficially owned**	**Through spouse or minor children**	**Through controlled corporation**	**Beneficiary of a trust**	**Founder of a discretionary trust**	**Percentage of the Company's issued share capital**
Mr. Guo Deying	1 & 2	—	207,792,812	18,000,000	—	207,792,812	50.29
Ms. Yang Xiao	1	—	207,792,812	—	—	207,792,812	46.28
Mr. Jiang Chao	3	—	—	—	18,000,000	—	4.01

Long positions in shares of an associated corporation:

			Number of shares held, capacity and nature of interest		
Name of director	**Note**	**Name of associated corporation**	**Through spouse or minor children**	**Founder of a discretionary trust**	**Percentage of issued share capital of the associated corporation**
Mr. Guo Deying	1	Data Dreamland Holding Limited	1,000	1,000	100
Ms. Yang Xiao	1	Data Dreamland Holding Limited	1,000	1,000	100

Notes:

1. The entire issued share capital of Data Dreamland Holding Limited ("Data Dreamland") is held by Barrie Bay Limited ("Barrie Bay"), which is acting as the trustee of the Barrie Bay Unit Trust. The Barrie Bay Unit Trust is a unit trust of which 9,999 units are held by HSBC International Trustee Limited ("HSBC Trustee") acting as the trustee of the Barrie Bay Trust and the remaining 1 unit is held by Ms. Yang Hua. The Barrie Bay Trust is a discretionary trust set up by Mr. Guo Deying, an executive director, and his spouse, Ms. Yang Xiao, a non-executive director, the beneficiary objects of which include the minor children of Mr. Guo and Ms. Yang. Each of Mr. Guo and Ms. Yang is taken to be interested in the 207,792,812 shares held by Data Dreamland as each of them is a settlor of the Barrie Bay Trust and by virtue of the interests of their minor children under the Barrie Bay Trust. The long position of each of Mr. Guo and Ms. Yang under the column "Through spouse or minor children" and the column "Founder of a discretionary trust" in the table headed "Long positions in shares of the Company" above refers to the same 207,792,812 shares.

   Each of Mr. Guo and Ms. Yang is taken to be interested in the entire issued share capital of Data Dreamland as each of them is a settlor of the Barrie Bay Trust and by virtue of the interests of their minor children under the Barrie Bay Trust. The long position of each of Mr. Guo and Ms. Yang in the column "Through spouse or minor children" and the column "Founder of a discretionary trust" under the table headed "Long positions in shares of an associated corporation" above refers to the same 1,000 shares.

2. Mr. Guo is taken to be interested in the 18,000,000 shares held by Wintech Consultants Limited as he is interested in the entire issued share capital of Wintech Consultants Limited.

3. Mr. Jiang Chao, an executive director, is taken to be interested in the 18,000,000 shares held by Wintech Consultants Limited as he is one of the discretionary objects under the China Wireless Employee Benefit Trust, a discretionary trust established for the benefit of the employees of the Group.

SUBSTANTIAL SHAREHOLDERS' AND OTHER PERSONS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

As at 31 December 2005, the following interests and short positions of 5% or more in the issued share capital and share options of the Company were recorded in the register of interests required to be kept by the Company pursuant to Section 336 of the SFO:

Long positions in shares of the Company:

Name	Notes	Number of shares in which interested	Number of shares interested under equity derivatives	Nature of interest	Total number of shares	Percentage of the Company's issued share capital
Data Dreamland Holding Limited	1	207,792,812	—	Beneficial owner	207,792,812	46.28
Barrie Bay Limited	2	207,792,812	—	Interest of controlled corporation	207,792,812	46.28
HSBC International Trustee Limited	2	207,792,812	—	Trustee	207,792,812	46.28
JAFCO Asia Technology Fund		39,079,188	—	Beneficial owner	39,079,188	8.7
JAFCO Asia Technology Fund L.P.	3	39,079,188	—	Interest of controlled corporation	39,079,188	8.7
JAFCO Asia Technology Holdings Limited	3	39,079,188	—	Interest of controlled corporation	39,079,188	8.7
JAFCO Investment (Asia Pacific) Limited	3	39,079,188	—	Interest of controlled corporation	39,079,188	8.7
JAFCO Co., Ltd.	3	39,079,188	—	Interest of controlled corporation	39,079,188	8.7
Nomura Holdings, Inc.	3	39,079,188	—	Interest of controlled corporation	39,079,188	8.7

Notes:

1. The entire issued share capital of Data Dreamland is held by Barrie Bay. Barrie Bay is acting as the trustee of the Barrie Bay Unit Trust. The Barrie Bay Unit Trust is a unit trust of which 9,999 units are held by HSBC Trustee, which is acting as the trustee of the Barrie Bay Trust and the remaining 1 unit is held by Ms. Yang Hua. The Barrie Bay Trust is a discretionary trust set up by Mr. Guo and Ms. Yang and the discretionary objects of which include the minor children of Mr. Guo and Ms. Yang.

2. The 207,792,812 shares are held by Data Dreamland, the entire share capital of which is held by Barrie Bay, which is acting as the trustee of the Barrie Bay Unit Trust and the entire issued share capital of which is held by HSBC Trustee.

3. The 39,079,188 shares are held by JAFCO Asia Technology Fund ("JATF"), a company 100% beneficially owned by JAFCO Asia Technology Fund L.P.

   JAFCO Asia Technology Fund L.P. is a limited partnership which is managed by its sole general partner, JAFCO Asia Technology Holdings Limited. JAFCO Co., Ltd. has a 44.38% interest in JAFCO Asia Technology Fund L.P. JAFCO Asia Technology Holdings Limited is 100% beneficially owned by JAFCO Investment (Asia Pacific) Limited.

   JAFCO Investment (Asia Pacific) Ltd. is 100% beneficially owned by JAFCO Co., Ltd.

   JAFCO Co., Ltd. is 37.1% beneficially owned by Nomura Holdings, Inc.

   Each of JAFCO Asia Technology Fund L.P., JAFCO Asia Technology Holdings Limited, JAFCO Investment (Asia Pacific) Limited. and JAFCO Co., Ltd. and Nomura Holdings, Inc. is taken to be interested in the 39,079,188 shares held by JATF.

Save as disclosed above, as at 31 December 2005, so far as the directors are aware, there are no other persons, other than the directors and chief executive of the Company, who had interests or short positions in the shares, underlying shares or debentures of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO and are required to be recorded in the register required to be kept pursuant to Section 336 of the SFO.

DIRECTORS' RIGHTS TO ACQUIRE SHARES

Save as disclosed under the headings "Directors' and chief executive's interests and short positions in shares, underlying shares and debentures" above, at no time during the year were rights to acquire benefits by means of the acquisition of shares in the Company granted to any director or their respective spouse or minor children, or were any such rights exercised by them; or was the Company, or any of its subsidiaries a party to any arrangement to enable the directors to acquire such rights in any other body corporate.

SHARE OPTIONS

The fair value of the Group's share options was calculated by an external professionally qualified valuer, LCH (Asia-Pacific) Surveyors Limited, at HK$4,508,236 using the binomial option pricing model as at the date of the grant of the options:

Grantee	Number of share options granted during the year	Theoretical value of share options HK$
Employees in aggregate	34,000,000	3,924,236
Business consultants		
— Business consulting firm	2,000,000	164,000
— Individual consultant	4,000,000	420,000
	40,000,000	4,508,236

The binomial model is a generally accepted method of valuing options, using certain key determinants to calculate the theoretical value of share options. The significant assumptions used in the calculation of the values of the share options included the risk-free interest rate, expected life, expected volatility and expected dividend. The measurement dates used in the valuation calculations were the dates on which the options were granted. For details of the assumptions, please refer to note 28 to the financial statements.

The value of share options calculated using the binomial option pricing model is subject to certain fundamental limitations, due to the subjective nature of and uncertainty relating to a number of the assumptions of the expected future performance input to the model, and certain inherent limitations of the model itself.

The value of an option varies with different variables of certain subjective assumptions. Any change to the variables used may materially affect the estimation of the fair value of an option.

AUDIT COMMITTEE

The audit committee (the "Audit Committee") of the Company, comprises the three independent non-executive directors of the Company, namely Dr. Huang Dazhan, Mr. Xie Weixin and Mr. Chan King Chung. The primary duties of the Committee are to review and supervise the financial reporting process and internal control systems of the Group. During the year 2005, the Audit Committee held two meetings and reviewed the accounting principles and practices adopted by the Company and discussed the auditing, internal control and financial reporting matters. The Group's audited financial statements for the year ended 31 December 2005 have been reviewed by the members of the Audit Committee who are of the opinion that such statements comply with applicable accounting standards and that adequate disclosures have been made therein.

COMPETING INTERESTS

None of the Directors or the substantial shareholders of the Company and their respective associates (as defined in the Listing Rules) had any interest in a business which competes or may compete with the business of the Group.

MATERIAL LEGAL PROCEEDINGS

During the year, the Company was not involved in any material litigation or arbitration and no material litigation or claim was pending or threatened or made against the Company as far as the Board was aware of.

SUFFICIENCY OF PUBLIC FLOAT

Based on information that is publicly available to the Company and within the knowledge of the directors, as at the date of this report, the percentage of shares of the Company in public hands is in compliance with the prescribed level of the minimum public float as set out in Rule 8.08 of the Listing Rules.

FOREIGN EXCHANGE EXPOSURE

During the reporting period, the Group's expenses, assets and liabilities were mainly denominated in Renminbi. Taking into account the Group's operation and capital needs, the Directors considered that the Group did not have any significant foreign exchange exposure.

EMPLOYEES AND REMUNERATION POLICY

During the year, the staff cost amounted to HK$28,153,000. The remuneration of the Group's employees is commensurate with their responsibilities and market levels, with discretionary bonuses and training given on a merit basis.

SIGNIFICANT INVESTMENTS

There were no significant investments held by the Group as at 31 December 2005.

MATERIAL ACQUISITION AND DISPOSALS DURING THE YEAR

There were no material acquisitions and disposals of the Company, its subsidiaries and associated companies as at 31 December 2005.

POST BALANCE SHEET EVENTS

Details of the significant post balance sheet events of the Group are set out in note 35 to the financial statements.

AUDITORS

Ernst & Young retire and a resolution for their reappointment as auditors of the Company will be proposed at the forthcoming annual general meeting.

on behalf of the Board

Guo Deying
Chairman

Hong Kong
12 April 2006

Report of the Auditors


ERNST & YOUNG
安永會計師事務所

To the members
China Wireless Technologies Limited
(Incorporated in the Cayman Islands with limited liability)

We have audited the financial statements on pages 36 to 92 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently. It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. An audit includes an examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2005 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Ernst & Young
Certified Public Accountants

Hong Kong
12 April 2006

Consolidated Income Statement

Year ended 31 December 2005

	Notes	2005 HK$'000	2004 HK$'000
REVENUE	4	**353,995**	245,545
Cost of sales		**(229,880)**	(146,137)
Gross profit		**124,115**	99,408
Other income and gains	4	**13,801**	2,966
Selling and distribution costs		**(39,427)**	(25,926)
Administrative expenses		**(34,909)**	(21,758)
Other expenses		**(283)**	(1,447)
Finance costs	6	**(2,979)**	(2,048)
PROFIT BEFORE TAX	5	**60,318**	51,195
Tax	9	**(9,442)**	(7,528)
PROFIT FOR THE YEAR	10	**50,876**	43,667
DIVIDENDS	11		
Interim		**4,000**	—
Proposed final		**9,964**	8,000
		13,964	8,000
EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT COMPANY	12		
Basic		**12.66 cents**	14.26 cents
Diluted		**12.55 cents**	14.26 cents

Consolidated Balance Sheet

31 December 2005

	Notes	**2005 HK$'000**	2004 HK$'000
NON-CURRENT ASSETS			
Property, plant and equipment	13	**39,095**	32,256
Intangible assets	14	**25,373**	7,229
Total non-current assets		**64,468**	39,485
CURRENT ASSETS			
Inventories	16	**64,599**	28,559
Trade receivables	17	**110,652**	105,016
Prepayments, deposits and other receivables	18	**193,419**	96,644
Due from a related company	19	**—**	258
Due from directors	20	**201**	1,094
Pledged deposits	21	**49,077**	29,890
Cash and cash equivalents	21	**109,606**	80,352
Total current assets		**527,554**	341,813
CURRENT LIABILITIES			
Trade payables	22	**27,263**	16,122
Notes payable	23	**91,360**	13,192
Other payables and accruals	24	**104,635**	67,937
Interest-bearing bank and other borrowings	25	**31,716**	56,396
Due to a related company	19	**106**	—
Due to directors	20	**164**	100
Tax payable		**21,047**	11,350
Total current liabilities		**276,291**	165,097
NET CURRENT ASSETS		**251,263**	176,716
TOTAL ASSETS LESS CURRENT LIABILITIES		**315,731**	216,201

Consolidated Balance Sheet

31 December 2005

	Notes	2005 HK$'000	2004 HK$'000
NON-CURRENT LIABILITIES			
Deferred tax liabilities	26	**2,035**	1,191
Total non-current liabilities		**2,035**	1,191
Net assets		**313,696**	215,010
EQUITY			
Equity attributable to equity holders of the parent company			
Issued capital	27	**4,490**	4,000
Reserves	29	**299,242**	203,010
Proposed final dividend	11	**9,964**	8,000
Total equity		**313,696**	215,010

Guo Deying
Director

Jiang Chao
Director

Consolidated Summary Statement of Changes in Equity

Year ended 31 December 2005

	Notes	**2005 HK$'000**	2004 HK$'000
TOTAL EQUITY			
Balance at beginning of year		**215,010**	95,122
Surplus on revaluation of land and buildings	29	**5,447**	7,940
Deferred tax on revaluation surplus	29	**(817)**	(1,191)
Profit for the year		**50,876**	43,667
Dividends paid		**(12,000)**	—
Issue of shares, including share premium	27 & 29	**48,300**	86,000
Share issue expenses	29	**(1,334)**	(16,528)
Share option reserve	29	**3,741**	—
Exchange fluctuation reserve	29	**4,473**	—
Balance at end of year		**313,696**	215,010

The Group's share capital and the movements therein for the current and prior years are presented in note 27.

The Group's reserves and the movements therein for the current and prior years are presented in note 29.

Consolidated Cash Flow Statement

Year ended 31 December 2005

	Notes	**2005 HK$'000**	2004 HK$'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Profit before tax		**60,318**	51,195
Adjustments for:			
Interest income	4 & 5	**(713)**	(87)
Finance costs	6	**2,979**	2,048
Gain on disposal of an associate	4 & 5	**—**	(1,011)
Depreciation	5	**2,863**	2,700
Amortisation of patents and licences	14	**3,408**	—
Amortisation of product development costs	14	**1,771**	2,239
Loss on disposal of items of property, plant and equipment	5	**85**	132
Provision for other receivables	5	**—**	561
Write-back of provision for trade receivables	5	**(2,027)**	—
Equity-settled share option expense	5	**3,741**	—
Operating profit before working capital changes		**72,425**	57,777
Increase in inventories		**(36,040)**	(8,930)
Increase in trade receivables		**(3,710)**	(3,488)
Increase in prepayments, deposits and other receivables		**(96,775)**	(68,246)
(Increase)/decrease in an amount due from a related company		**258**	(258)
(Increase)/decrease in amounts due from directors		**893**	(1,094)
Increase/(decrease) in trade payables		**11,141**	(3,439)
Increase/(decrease) in notes payable		**78,168**	(8,511)
Increase in other payables and accruals		**36,726**	36,943
Increase/(decrease) in amounts due to related companies		**106**	(3,364)
Increase/(decrease) in amounts due to directors		**64**	(1,739)
Cash generated from/(used in) operations		**63,256**	(4,349)
Tax paid		**—**	(31)
Net cash inflow/(outflow) from operating activities		**63,256**	(4,380)

continued/....

Consolidated Cash Flow Statement

Year ended 31 December 2005

	Notes	2005 HK$'000	2004 HK$'000
Net cash inflow/(outflow) from operating activities		**63,256**	(4,380)
CASH FLOWS FROM INVESTING ACTIVITIES			
Interest received		**713**	87
Purchases of property, plant and equipment	13	**(3,614)**	(2,835)
Additions to product development costs	14	**(5,616)**	(3,520)
Additions to patents and licences	14	**(17,543)**	—
Increase in pledged time deposits	21	**(19,187)**	(22,117)
Disposal of an associate		**—**	1,410
Net cash outflow from investing activities		**(45,247)**	(26,975)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issue of ordinary shares	27& 29	**48,300**	86,000
Share issue expenses	29	**(1,334)**	(16,528)
New bank loans		**148,006**	77,075
Repayment of bank loans		**(173,955)**	(50,381)
Interest paid		**(2,979)**	(2,048)
Dividends paid		**(12,000)**	—
Net cash inflow from financing activities		**6,038**	94,118
NET INCREASE IN CASH AND CASH EQUIVALENTS		**24,047**	62,763
Cash and cash equivalents at beginning of year		**80,352**	17,589
Effect of foreign exchange rate changes, net		**5,207**	—
CASH AND CASH EQUIVALENTS AT END OF YEAR	21	**109,606**	80,352
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS			
Cash and bank balances	21	**99,995**	53,883
Non-pledged time deposits with original maturity of less than half a year		**9,611**	26,469
		109,606	80,352

Balance Sheet

31 December 2005

	Notes	2005 HK$'000	2004 HK$'000
NON-CURRENT ASSETS			
Interests in subsidiaries	15	**162,433**	71,694
Intangible assets	14	**6,613**	—
Total non-current assets		**169,046**	71,694
CURRENT ASSETS			
Pledged deposits	21	**—**	29,890
Cash and cash equivalents	21	**8,507**	44,432
Total current assets		**8,507**	74,322
CURRENT LIABILITIES			
Other payables and accruals	24	**42**	361
Due to directors	20	**1,699**	1,694
Total current liabilities		**1,741**	2,055
NET CURRENT ASSETS		**6,766**	72,267
Net assets		**175,812**	143,961
EQUITY			
Issued capital	27	**4,490**	4,000
Reserves	29	**161,358**	131,961
Proposed final dividend	11	**9,964**	8,000
Total equity		**175,812**	143,961

Guo Deying
Director

Jiang Chao
Director

Notes to Financial Statements

31 December 2005

1. CORPORATE INFORMATION

China Wireless Technologies Limited is a limited liability company incorporated in the Cayman Islands. The registered office of the Company is located at Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681 GT, George Town, Grand Cayman, British West Indies.

During the year, the Group was involved in providing wireless solutions and equipment for the wireless telecommunication market in Mainland China.

In the opinion of the directors, the parent company and the ultimate holding company of the Group is Data Dreamland Holding Limited ("Data Dreamland"), which was incorporated in the British Virgin Islands (the "BVI").

2.1 BASIS OF PREPARATION

These financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRSs") (which also include Hong Kong Accounting Standards ("HKASs") and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants, accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention, except for investment properties and certain buildings, which have been measured at fair value. These financial statements are presented in Hong Kong dollars ("HK$") and all values are rounded to the nearest thousand except when otherwise indicated.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2005. Adjustments are made to bring into line any dissimilar accounting policies that may exist. The results of subsidiaries are consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

2.2 IMPACT OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS

The following new and revised HKFRSs affect the Group and are adopted for the first time for the current year's financial statements:

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 11	Construction Contracts
HKAS 12	Income Taxes
HKAS 14	Segment Reporting
HKAS 16	Properties, Plant and Equipment
HKAS 17	Leases
HKAS 18	Revenue
HKAS 19	Employee Benefits
HKAS 20	Accounting for Government Grants and Disclosure of Government Assistance
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 28	Investments in Associates
HKAS 31	Interests in Joint Ventures
HKAS 32	Financial Instruments: Disclosure and Presentation
HKAS 33	Earnings per Share
HKAS 36	Impairment of Assets
HKAS 37	Provisions, Contingent Liabilities and Contingent Assets
HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKAS 39 Amendment	Transition and Initial Recognition of Financial Assets and Financial Liabilities
HKAS 40	Investment Property
HKFRS 2	Share-based Payment
HKFRS 3	Business Combinations
HKFRS 5	Non-current Assets Held for Sale and Discontinued Operations
HK(SIC)-Int 21	Income Taxes — Recovery of Revalued Non-depreciable Assets
HK-Int 4	Leases — Determination of the Length of Lease Term in respect of Hong Kong Land Leases

Except for HKFRS 2, none of the above new and revised HKFRSs has had material impact on the accounting policies of the Group and the Company and the methods of computation in the Group's and the Company's financial statements.

2.2 IMPACT OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS (continued)

HKFRS 2 — Share-based Payment

In prior years, no recognition and measurement of share-based payment transactions in which employees (including directors) were granted share options over shares in the Company were required until such options were exercised by employees, at which time the share capital and share premium were credited with the proceeds received.

Upon the adoption of HKFRS 2, when employees (including directors) render services as consideration for equity instruments ("equity-settled transactions"), the cost of the equity-settled transactions with employees is measured by reference to the fair value at the date at which the instruments are granted.

The main impact of HKFRS 2 on the Group is the recognition of the cost of these transactions and a corresponding entry to equity for employee share options. The revised accounting policy for share-based payment transactions is described in more detail in note 2.4 "Summary of significant accounting policies" below.

The Group has adopted the transitional provisions of HKFRS 2 under which the new measurement policies have not been applied to (i) options granted to employees on or before 7 November 2002; and (ii) options granted to employees after 7 November 2002 but which had vested before 1 January 2005.

As the Group did not have any employee share options which were granted during the period from 7 November 2002 to 31 December 2004 but had not yet vested as at 1 January 2005, the adoption of HKFRS 2 has had no impact on the retained profits as at 31 December 2003 and at 31 December 2004. The Group has recognised the cost of options which were granted during the year in the current year's income statement in accordance with the revised accounting policy.

Upon the adoption of HKFRS 2, the consolidated current year's profits decreased by HK$3,741,000 (note 29) as a result of an increase in the employee compensation expense included in administrative expenses while also resulted in an increase in equity.

The effects on basic and diluted earnings per share are as follows:

— basic earnings per share decreased by 0.93 cent.

— diluted earnings per share decreased by 0.92 cent.

2.3 IMPACT OF ISSUED BUT NOT YET EFFECTIVE HONG KONG FINANCIAL REPORTING STANDARDS

The Group has not applied the following new and revised HKFRSs, which have been issued but are not yet effective, in these financial statements. Unless otherwise stated, these HKFRSs are effective for annual periods beginning on or after 1 January 2006:

HKAS 1 Amendment	Capital Disclosures
HKAS 19 Amendment	Actuarial Gains and Losses, Group Plans and Disclosures
HKAS 39 Amendment	Cash Flow Hedge Accounting of Forecast Intragroup Transactions
HKAS 39 Amendment	The Fair Value Option
HKAS 39 & HKFRS 4 Amendments	Financial Guarantee Contracts
HKFRSs 1 & 6 Amendments	First time Adoption of Hong Kong Financial Reporting Standards and Exploration for and Evaluation of Mineral Resources
HKFRS 6	Exploration for and Evaluation of Mineral Resources
HKFRS 7	Financial Instruments: Disclosures
HK(IFRIC)-Int 4	Determining whether an Arrangement contains a Lease
HK(IFRIC)-Int 5	Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds
HK(IFRIC)-Int 6	Liabilities arising from Participating in a Specific Market Waste Electrical and Electronic Equipment

The HKAS 1 Amendment shall be applied for annual periods beginning on or after 1 January 2007. The revised standard will affect the disclosures about qualitative information about the Group's objective, policies and processes for managing capital; quantitative data about what the Company regards as capital; and compliance with any capital requirements and the consequences of any non-compliance.

HKFRS 7 will replace HKAS 32 and has modified the disclosure requirements of HKAS 32 relating to financial instruments. This HKFRS shall be applied for annual periods beginning on or after 1 January 2007.

In accordance with the amendments to HKAS 39 regarding financial guarantee contracts, financial guarantee contracts are initially recognised at fair value and are subsequently measured at the higher of (i) the amount determined in accordance with HKAS 37 and (ii) the amount initially recognised, less, when appropriate, cumulative amortisation recognised in accordance with HKAS 18.

The HKAS 19 Amendment, HKAS 39 Amendment regarding cash flow hedge accounting of forecast intragroup transactions, HKFRSs 1 and 6 Amendments, HKFRS 6, HK (IFRIC)-Int 5 and HK (IFRIC)-Int 6 do not apply to the activities of the Group. HK (IFRIC)-Int 6 shall be applied for annual periods beginning on or after 1 December 2005.

Except as stated above, the Group expects that the adoption of the pronouncements listed above will not have any significant impact on the Group's financial statements in the period of initial application.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Subsidiaries

A subsidiary is an entity whose financial and operating policies the Company controls, directly or indirectly, so as to obtain benefits from its activities.

The results of subsidiaries are included in the Company's income statement to the extent of dividends received and receivable. The Company's interests in subsidiaries are stated at cost less any impairment losses.

Associates

An associate is an entity, not being a subsidiary or a jointly-controlled entity, in which the Group has a long term interest of generally not less than 20% of the equity voting rights and over which it is in a position to exercise significant influence.

The Group's interests in associates are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting, less any impairment losses.

The results of associates are included in the Company's income statement to the extent of dividends received and receivable. The Company's interests in associates are treated as non-current assets and are stated at cost less any impairment losses.

Related parties

A party is considered to be related to the Group if:

(a) the party, directly or indirectly through one or more intermediaries, (i) controls, is controlled by, or is under common control with, the Group; (ii) has an interest in the Group that gives it significant influence over the Group; or (iii) has joint control over the Group;

(b) the party is an associate;

(c) the party is a jointly-controlled entity;

(d) the party is a member of the key management personnel of the Group or its parent;

(e) the party is a close member of the family of any individual referred to in (a) or (d);

(f) the party is an entity that is controlled, jointly controlled or significantly influenced by or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in (d) or (e); or

(g) the party is a post-employment benefit plan for the benefit of employees of the Group, or of any entity that is a related party of the Group.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, plant and equipment and depreciation

Property, plant and equipment are stated at cost or valuation less accumulated depreciation and any impairment losses. When an item of property, plant and machinery is classified as held for sale or when it is part of a disposal group classified as held for sale, it is not depreciated and is accounted for in accordance with HKFRS 5. The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after items of property, plant and equipment have been put into operation, such as repairs and maintenance, is normally charged to the income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment and where the cost of the item can be measured reliably, the expenditure is capitalised as an additional cost of that asset or as a replacement.

Valuations are performed frequently enough to ensure that the fair value of a revalued asset does not differ materially from its carrying amount. Changes in the values of property, plant and equipment are dealt with as movements in the revaluation reserve. If the total of this reserve is insufficient to cover a deficit, on an individual asset basis, the excess of the deficit is charged to the income statement. Any subsequent revaluation surplus is credited to the income statement to the extent of the deficit previously charged. On disposal of a revalued asset, the relevant portion of the asset revaluation reserve realised in respect of previous valuations is transferred to retained profits as a movement in reserves.

Depreciation is calculated on the straight-line basis to write off the cost or valuation of each item of property, plant and equipment to its residual value over its estimated useful life. The principal annual rates used for this purpose are as follows:

Buildings	5%
Furniture, fixtures and office equipment	20%
Motor vehicles	20%

Where parts of an item of property, plant and equipment have different useful lives, the cost or valuation of that item is allocated on a reasonable basis among the parts and each part is depreciated separately.

Residual values, useful lives and depreciation method are reviewed, and adjusted if appropriate, at each balance sheet date.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, plant and equipment and depreciation (continued)

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognised in the income statement in the year the asset is derecognised is the difference between the net sales proceeds and the carrying amount of the relevant asset.

Investment properties

Investment properties are interest in buildings held to earn rental income and/or for capital appreciation, rather than for use in the production or supply of goods or services or for administrative purposes; or for sale in the ordinary course of business. Such properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are stated at fair value, which reflects market conditions at the balance sheet date.

Gain or loss arising from changes in the fair values of investment properties are included in the income statement in the year in which they arise.

Any gains or losses on the retirement or disposal of an investment property are recognised in the income statement in the year of the retirement or disposal.

For a transfer from investment properties to owner-occupied properties or inventories, the deemed cost of property for subsequent accounting is its fair value at the date of change in use.

Intangible assets

The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortised over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with a finite useful life are reviewed at least at each balance sheet date.

Patents and licences

Purchased patents and licences are stated at cost less impairment losses and are amortised on the straight-line basis over their estimated useful lives of two to five years.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Intangible assets (continued)

Research and development costs
All research costs are charged to the income statement as incurred.

Expenditure incurred on projects to develop new products is capitalised and deferred only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the project and the ability to measure reliably the expenditure during the development. Product development expenditure which does not meet these criteria is expensed when incurred.

Product development costs are stated at cost less any impairment losses and are amortised using the straight-line basis over the commercial lives of the underlying products not exceeding five years, commencing from the date when the products are put into commercial production.

Leases

Leases that transfer substantially all the rewards and risks of ownership of assets to the Group, other than legal title, are accounted for as finance leases. At the inception of a finance lease, the cost of the leased asset is capitalised at the present value of the minimum lease payments and recorded together with the obligation, excluding the interest element, to reflect the purchase and financing. Assets held under capitalised finance leases are included in property, plant and equipment, and depreciated over the shorter of the lease terms and the estimated useful lives of the assets. The finance costs of such leases are charged to the income statement so as to provide a constant periodic rate of charge over the lease terms.

Assets acquired through hire purchase contracts of a financing nature are accounted for as finance leases, but are depreciated over their estimated useful lives.

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Where the Group is the lessor, assets leased by the Group under operating leases are included in non-current assets and rentals receivable under the operating leases are credited to the income statement on the straight-line basis over the lease terms. Where the Group is the lessee, rentals payable under the operating leases are charged to the income statement on the straight-line basis over the lease terms.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined on the weighted average basis and, in the case of work in progress and finished goods, comprises direct materials, direct labour and an appropriate proportion of overheads. Net realisable value is based on estimated selling prices less any further costs expected to be incurred to completion and disposal.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and cash equivalents

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group's cash management.

For the purpose of the balance sheets, cash and cash equivalents comprise cash on hand and at banks, including time deposits which are not restricted as to use.

Interest-bearing loans and borrowings

All loans and borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs.

Provisions

A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

When the effect of discounting is material, the amount recognised for a provision is the present value at the balance sheet date of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the income statement.

Provisions for product warranties granted by the Group on certain products are recognised based on sales volume and past experience of the level of repairs and returns, discounted to their present values as appropriate.

Income tax

Income tax comprises current and deferred tax. Income tax is recognised in the income statement or in equity if it relates to items that are recognised in the same or a different period, directly in equity.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities.

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet dates between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income tax (continued)

Deferred tax liabilities are recognised for all taxable temporary differences except:

- except where the deferred tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, carryforward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses can be utilised except:

- where the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Conversely, previously unrecognised deferred tax assets are reassessed at each balance sheet date and are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Government grants and subsidies

Government grants and subsidies from the government authorities are recognised at their fair value where there is reasonable assurance that the grants or subsidies will be received and all attaching conditions will be complied with. When a grant or subsidy relates to an expense item, it is recognised as income over the periods necessary to match it on a systematic basis to the costs which it is intended to compensate. Where the grant or subsidy relates to an asset, the fair value is deducted from the carrying amount of the asset and released to the income statement by way of a reduced depreciation charge.

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

(i) for wireless system solutions (other than the realink PHS intelligent coverage system) sold to telecommunication operators and corporations, revenue is generally recognised by two instalments. The first instalment of 40% to 80% of the contract amount is normally recognised when the customer issues a preliminary certification after the installation and testing, while the second instalment of the remaining contract amount is normally recognised when the customer issues the final certification after the trial run.

The Group normally provides a one-year warranty for its wireless system solutions. At the end of the warranty period, billing for the retention money of about 5% to 10% of the contract amount would be issued to the customers. Such retention money would have been already recognised by the Group upon final certification for acceptance by the customers;

(ii) for the realink PHS intelligent coverage system sold to telecommunication equipment or solution distributors and wireless terminals sold to telecommunication operators and wireless terminal distributors, revenue is typically recognised upon delivery of the products;

(iii) from the rendering of services associated with goods sold, upon completion of such services;

(iv) rental income, on a time proportion basis over the lease terms;

(v) interest income, on an accrual basis using the effective interest method by applying the rate that discounts the estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset;

(vi) government grants and subsidies, on receipt of such grants and subsidies; and

(vii) dividends, revenue is recognised when the shareholders' right to receive payment has been established.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Employee benefits

Share-based payment transactions
The Company operates a share option scheme for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. Employees of the Group receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments ("equity-settled transactions").

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined by an external professionally qualified valuer using a binomial option pricing model, further details of which are given in note 28. In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of the Company ("market conditions"), if applicable.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the "vesting date"). The cumulative expense recognised for equity-settled transactions at each balance sheet date until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest. The charge or credit to the income statement for a period represents the movement in the cumulative expense recognised as at the beginning and end of that period.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification, which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Employee benefits (continued)

Share-based payment transactions (continued)
The Group has adopted the transitional provisions of HKFRS 2 in respect of equity-settled awards and has applied HKFRS 2 only to equity-settled awards granted after 7 November 2002 that had not vested on 1 January 2005 and to those granted on or after 1 January 2005.

Retirement benefits scheme
The Company, Yulong Infotech Inc. ("YII") and Digital Tech Inc. ("DTI") have not participated in any retirement benefits scheme since the dates of their incorporation.

The employees of Yulong Computer Telecommunication Scientific (Shenzhen) Co., Ltd. ("Shenzhen Yulong"), the Group's subsidiary which operates in Mainland China, are required to participate in a central pension scheme operated by the local municipal government. The subsidiary is required to contribute a certain percentage of its payroll costs to the central pension scheme. The contributions are charged to the income statement as they become payable in accordance with the rules of the central pension scheme.

Borrowing costs
Borrowing costs are recognised as expenses in the income statement in the period in which they are incurred.

Dividends
Final dividends proposed by the directors are classified as a separate allocation of retained profits within the equity section of the balance sheet, until they have been approved by the shareholders in a general meeting. When these dividends have been approved by the shareholders and declared, they are recognised as a liability.

Interim dividends are simultaneously proposed and declared, because the Company's memorandum and articles of association grant the directors the authority to declare interim dividends. Consequently, interim dividends are recognised immediately as a liability when they are proposed and declared.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currencies

These financial statements are presented in Hong Kong dollars, which is the Company's functional and presentation currency. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Foreign currency transactions are initially recorded using the functional currency rates ruling at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rates of exchange ruling at the balance sheet date. All differences are taken to profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

The functional currencies of certain overseas subsidiary are currencies other than the Hong Kong dollars. As at the balance sheet date, the assets and liabilities of the entity is translated into the presentation currency of the Company at exchange rates ruling at the balance sheet date and, their income statements are translated into Hong Kong dollars at the weighted average exchange rates for the year. The resulting exchange differences are included in a separate component of equity — the exchange fluctuation reserve. On disposal of a foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the income statement.

For the purpose of the consolidated cash flow statement, the cash flows of subsidiary are translated into Hong Kong dollars at the exchange rates ruling at the dates of the cash flows. Frequently recurring cash flows of the subsidiary which arise throughout the year are translated into Hong Kong dollars at the weighted average exchange rates for the year.

2.5 SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

Judgements

In the process of applying the Group's accounting policies, management has made the following judgement, apart from those involving estimations, which have the most significant effect on the amounts recognised in the financial statements:

Classification between investment properties and owner-occupied properties

The Group determines whether a proper qualifies as an investment property and has developed criteria in making that judgement. Investment property is a property held to earn rentals or for capital appreciation or both. Therefore, the Group considers whether a property generates cash flows largely independently of the other assets held by the Group.

Some properties comprise a portion that is held to earn rentals or for capital appreciation and another portion that is held for use in the production or supply of goods or services or for administrative purposes. If these portions could be sold separately (or leased out separately under a finance lease), the Group accounts for the portions separately. If the portions could not be sold separately, the property is an investment property only if an insignificant portion is held for use in the production or supply of goods or services or for administrative purposes.

Judgement is made on an individual property basis to determine whether ancillary services are so significant that a property dose not qualify as an investment property.

Estimation uncertainty

The key assumption concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year is discussed below.

Fair value of share options

During the year, the Company granted options to subscribe for an aggregate of 40,000,000 shares pursuant to the terms of its share option scheme. The fair value of the share options was calculated by an external professional valuer, LCH (Asia-Pacific) Surveyors Limited at HK$4,508,236 using a binomial option pricing model as at the date of grant of the options, taking into account the terms and conditions upon which the options were granted.

3. SEGMENT INFORMATION

Segment information is presented by way of the Group's primary segment reporting basis, by business segment. In determining the Group's geographical segments, revenues are attributed to the segments based on the location of the customers, and assets are attributed to the segments based on the location of the assets. No further geographical segment information is presented as over 90% of the Group's revenue is derived from customers based in Mainland China. The Group's customers and operations are located in Mainland China.

The Group's operating businesses are structured and managed separately according to the nature of products and services provided, with each segment representing a strategic business unit that offers products and services which are subject to risks and returns that are different from those of the other business segments in the market of Mainland China. Summary details of the business segments are as follows:

(a) the wireless system solutions segment enables network operators to extend and enhance the transmission quality of their telecommunication networks and support their telecommunication services with management functions and user interface that can provide value-added services to subscribers; and

(b) the wireless terminals segment consists of the provision of one-way wireless information receivers currently offered in the form of PDA, fixed wireless terminals mainly for commercial use in office or retail stores and smartphones which integrate a mobile phone and a PDA with wireless applications like e-mail and internet browsing.

3. SEGMENT INFORMATION (continued)

Business segments

The following tables present revenue, profit and certain asset, liability and expenditure information for the Group's business segments for the years ended 31 December 2005 and 2004.

	2005 **HK$'000**	2004 HK$'000
Segment revenue:		
Wireless system solutions	**28,405**	36,465
Wireless terminals	**325,590**	209,080
Consolidated revenue	**353,995**	245,545
Segment net profit:		
Wireless system solutions	**12,335**	10,944
Wireless terminals	**76,058**	53,198
	88,393	64,142
Unallocated corporate expenses	**(25,096)**	(10,899)
Finance costs, net	**(2,979)**	(2,048)
Profit before tax	**60,318**	51,195
Tax	**(9,442)**	(7,528)
Profit for the year	**50,876**	43,667

Notes to Financial Statements
31 December 2005

3. SEGMENT INFORMATION (continued)

Business segments (continued)

	2005 HK$'000	2004 HK$'000
Segment assets:		
Wireless system solutions	**50,881**	21,344
Wireless terminals	**324,097**	201,267
Unallocated corporate assets	**217,044**	158,687
Total assets	**592,022**	381,298
Segment liabilities:		
Wireless system solutions	**8,574**	11,820
Wireless terminals	**123,060**	71,748
Unallocated corporate liabilities	**146,692**	82,720
Total liabilities	**278,326**	166,288
Capital expenditure:		
Wireless system solutions	**—**	184
Wireless terminals	**25,956**	5,537
Others	**909**	634
	26,865	6,355
Depreciation:		
Wireless system solutions	**544**	278
Wireless terminals	**622**	876
Others	**1,697**	1,546
	2,863	2,700
Amortisation:		
Wireless system solutions	**—**	—
Wireless terminals	**5,179**	2,239
Others	**—**	—
	5,179	2,239
Surplus on revaluation recognised directly in equity:		
Wireless system solutions	**—**	—
Wireless terminals	**—**	—
Others	**5,447**	7,940
	5,447	7,940

4. REVENUE, OTHER INCOME AND GAINS

Revenue, which is also the Group's turnover, represents the net invoiced value of goods during the year, after allowances for returns and trade discounts and net of sales tax and value-added tax. All significant intra-group transactions have been eliminated on consolidation.

An analysis of turnover, other revenue and gains is as follows:

	2005 **HK$'000**	2004 HK$'000
Revenue		
Sale of wireless system solutions and wireless terminals	**353,995**	245,545
Other income and gains		
Gain on disposal of an associate	—	1,011
Rental income	**233**	341
Bank interest income	**713**	87
Government grants and subsidies *	**11,191**	869
Maintenance income	**1,206**	166
Sundry income	**458**	492
	13,801	2,966
	367,796	248,511

* The amount mainly represented value added tax ("VAT") refund from a tax bureau and government grants received from a finance bureau to support the Group in research and development.

5. PROFIT BEFORE TAX

The Group's profit before tax is arrived at after charging/(crediting):

	Notes	**2005 HK$'000**	2004 HK$'000
Cost of inventories sold		**228,534**	146,137
Depreciation	13	**2,863**	2,700
Amortisation of patents and licences *	14	**3,408**	—
Research and development costs:			
Product development costs amortised *	14	**1,771**	2,239
Current year expenditure		**9,915**	7,503
		11,686	9,742
Operating lease rental		**175**	487
Write-back of provision for trade receivables		**(2,027)**	—
Provision for other receivables		**—**	561
Loss on disposal of items of property, plant and equipment		**85**	132
Auditors' remuneration		**1,500**	1,200
Staff costs (including directors' and senior executives' emoluments — notes 7 and 8):			
Salaries and wages		**21,793**	19,789
Staff welfare expenses		**1,146**	1,041
Pension scheme contributions		**1,473**	1,338
Equity-settled share option expense		**3,741**	—
Total staff costs		**28,153**	22,168
Foreign exchange differences, net		**(227)**	—
Rental income		**(233)**	(341)
Bank interest income		**(713)**	(87)
Gain on disposal of an associate		**—**	(1,011)

* The amortisation of patents and licenses and deferred development costs for the year are included in "Administrative expenses" on the face of the consolidated income statement.

6. FINANCE COSTS

	Group	
	2005	2004
	HK$'000	HK$'000
Interest expense on:		
Bank loans wholly repayable within one year	**2,979**	1,700
Discounted notes receivable	**—**	348
	2,979	2,048

7. DIRECTORS' REMUNERATION

Directors' remuneration for the year, disclosed pursuant to the Listing Rules and Section 161 of the Hong Kong Companies Ordinance, is as follows:

	Group	
	2005	2004
	HK$'000	HK$'000
Fees:	**220**	332
Other emoluments of executive directors:		
Salaries, allowances and benefits in kind	**661**	346
Pension scheme contributions	**4**	4
	665	350
	885	682

7. DIRECTORS' REMUNERATION (continued)

(a) Independent non-executive directors

The fees paid to the Group's independent non-executive directors during the year were as follows:

	2005	2004
	HK$'000	HK$'000
Mr. Xie Weixin	**—**	—
Dr. Huang Dazhan	**120**	13
Mr. Chan King Chung	**100**	11
	220	24

There were no other emoluments payable to the independent non-executive directors during the year. (2004: Nil)

(b) Executive directors and non-executive directors

2005	Fees	Salaries, allowances and benefits in kind	Performance related bonuses	Pension scheme contributions	Total remuneration
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Executive directors:					
Mr. Guo Deying	—	466	—	—	466
Mr. Jiang Chao	—	117	—	4	121
Non-executive directors:					
Ms. Ma Dehui	—	—	—	—	—
Ms. Yang Xiao	—	78	—	—	78
	—	661	—	4	665

7. DIRECTORS' REMUNERATION (continued)

(b) Executive directors and non-executive directors (continued)

2004	Fees HK$'000	Salaries, allowances and benefits in kind HK$'000	Performance related bonuses HK$'000	Pension scheme contributions HK$'000	Total emoluments HK$'000
Executive directors:					
Mr. Guo Deying	146	230	—	—	376
Mr. Jiang Chao	162	116	—	4	282
Non-executive directors:					
Ms. Ma Dehui	—	—	—	—	—
Ms. Yang Xiao	—	—	—	—	—
	308	346	—	4	658

There was no arrangement under which a director waived or agreed to waive any remuneration during the year.

8. FIVE HIGHEST PAID EMPLOYEES

The five highest paid employees during the year included one (2004:one) director, details of whose remuneration are set out in note 7 above. Details of the remuneration of the remaining four (2004:four) non-director, highest paid employees for the year are as follows:

	Group 2005 HK$'000	2004 HK$'000
Salaries, allowances and benefits in kind	**546**	535
Employee share option benefits	**19**	—
Pension scheme contributions	**15**	12
	580	547

The remuneration of the four (2004: four) non-director, highest paid employees fell within the band of Nil to HK$1,000,000.

8. FIVE HIGHEST PAID EMPLOYEES (continued)

During the year, share options were granted to a non-director, highest paid employee in respect of her services to the Group, further details of which are included in the disclosures in note 28 to the financial statements. The fair value of such options, which has been charged to the income statement, was determined as at the date of grant and was included in the above non-director, highest paid employees' remuneration disclosures.

9. TAX

No provision for Hong Kong profits tax has been made (2004: Nil) as the Group did not generate any assessable profits arising in Hong Kong during the year. Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations and practices in respect thereof.

	Group	
	2005	2004
	HK$'000	HK$'000
Current year provision:		
Hong Kong	**—**	—
Mainland China	**9,442**	7,528
Total tax charge for the year	**9,442**	7,528

According to the Income Tax Law of the PRC for Foreign Investment Enterprises and Foreign Enterprises and as approved by relevant tax authorities, Shenzhen Yulong, a wholly-owned subsidiary of the Company operating in Mainland China, which is qualified as a high-technology enterprise and operates in Shenzhen, was exempted from the corporate income tax of the PRC for the two years starting from the first profitable year of operations and was entitled to a 50% relief from the corporate income tax of the PRC for the following six years. The first profitable year of operations of Shenzhen Yulong was 1996. An income tax rate of 15% was applied for the year ended 31 December 2005.

9. TAX (continued)

A reconciliation of the tax expense applicable to profit before tax using the statutory rate for the country in which the Company and a majority of its subsidiaries are domiciled to the tax expense at the effective tax rate, and a reconciliation of the applicable rate to the effective tax rate, are as follows:

	2005	2004
	HK$'000	HK$'000
Profit before tax	**60,318**	51,195
Tax at the applicable tax rate (2005: 15%, 2004: 15%)	**9,069**	7,679
Expenses not deductible for tax	**1,418**	—
Income not subject to tax	**(1,045)**	(151)
Tax charge at the Group's effective rate (2005: 15.6%, 2004: 14.7%)	**9,442**	7,528

10. NET LOSS FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT COMPANY

The net loss from ordinary activities attributable to equity holders of the parent company for the year ended 31 December 2005 dealt with in the financial statements of the Company was HK$7,244,000 (2004: HK$310,000) (note 29).

11. DIVIDENDS

	Group	
	2005	2004
	HK$'000	HK$'000
Interim		
— HK$0.01 per ordinary share (2004: Nil)	**4,000**	—
Proposed final dividend		
— HK$0.02 (2004: HK$0.02) per ordinary share	**9,964**	8,000
	13,964	8,000

The proposed final dividend for the year is subject to the approval of the Company's shareholders at the forthcoming annual general meeting.

11. DIVIDENDS (continued)

A final dividend of HK$0.02 per ordinary share for the year ended 31 December 2004 and an interim dividend of HK$0.01 per ordinary share for the six months ended 30 June 2005 was paid in 2005.

12. EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT COMPANY

The calculation of basic earnings per share is based on the net profit for the year attributable to ordinary equity holders of the parent, and the weighted average number of ordinary shares in issue during the year, as adjusted to reflect the rights issue during the year.

The calculation of diluted earnings per share is based on the net profit for the year attributable to ordinary equity holders of the parent company. The weighted average number of ordinary shares used in the calculation is the ordinary shares in issue during the year, as used in the basic earnings per share calculation and the weighted average number of ordinary shares assumed to have been issued at no consideration on the deemed exercise or conversion of all the dilutive potential ordinary shares into ordinary shares.

The calculations of basic and diluted earnings per share are based on:

	2005	2004
	HK$'000	HK$'000
Earnings		
Net profit attributable to ordinary equity holders of the parent company, used in the basic earnings per share calculation:	**50,876**	43,667

	Number of shares	
	2005	2004
Shares		
Weighted average number of ordinary shares in issue during the year used in the basic earnings per share calculation	**401,745,205**	306,301,370
Effect of dilution — Weighted average number of ordinary shares:		
Share options	**3,616,624**	—
	405,361,829	306,301,370

13. PROPERTY, PLANT AND EQUIPMENT

Group
31 December 2005

	Investment property HK$'000	Buildings HK$'000	Furniture, fixtures and office equipment HK$'000	Motor vehicles HK$'000	Total HK$'000
Cost or valuation:					
At beginning of year	2,137	26,336	16,133	3,059	47,665
Transfers	(2,185)	2,185	—	—	—
Additions	—	—	2,797	909	3,706
Surplus on revaluation (note 29)	—	5,447	—	—	5,447
Written back on revaluation	—	(3,448)	—	—	(3,448)
Disposals	—	—	(351)	(274)	(625)
Exchange realignment	48	501	363	69	981
At 31 December 2005	—	31,021	18,942	3,763	53,726
Accumulated depreciation:					
At beginning of year	—	3,143	9,578	2,688	15,409
Addition	—	1,020	1,716	127	2,863
Written back on revaluation	—	(3,448)	—	—	(3,448)
Disposal	—	—	(293)	(247)	(540)
Exchange realignment	—	71	215	61	347
At 31 December 2005	—	786	11,216	2,629	14,631
Net book value:					
At 31 December 2005	—	30,235	7,726	1,134	39,095
At 31 December 2004	2,137	23,193	6,555	371	32,256

13. PROPERTY, PLANT AND EQUIPMENT (continued)

Group
31 December 2004

	Investment property HK$'000	Buildings HK$'000	Furniture, fixtures and office equipment HK$'000	Motor vehicles HK$'000	Total HK$'000
Cost or valuation:					
At beginning of year	2,137	18,396	14,402	3,059	37,994
Additions	—	—	2,835	—	2,835
Surplus on revaluation (note 29)	—	7,940	—	—	7,940
Disposals	—	—	(1,104)	—	(1,104)
At 31 December 2004	2,137	26,336	16,133	3,059	47,665
Accumulated depreciation:					
At beginning of year	—	2,196	8,928	2,557	13,681
Provided during the year	—	947	1,622	131	2,700
Written back on disposals	—	—	(972)	—	(972)
At 31 December 2004	—	3,143	9,578	2,688	15,409
Net book value:					
At 31 December 2004	2,137	23,193	6,555	371	32,256
At 31 December 2003	2,137	16,200	5,474	502	24,313

13. PROPERTY, PLANT AND EQUIPMENT (continued)

The office building of the Group is located in Shenzhen, the PRC. The Group's office building was valued on an open market, existing use basis at 31 December 2005 by Debenham Tie Leung, an independent firm of professionally qualified valuers, at HK$28,871,000 (30 September 2004: HK$22,088,000). A surplus of HK$5,447,000 (2004: HK$7,940,000) arising therefrom, which represented the excess of the revalued amount over the then carrying value of the building, on an individual asset basis, has been credited to the fixed asset revaluation reserve (note 29).

Had the Group's office building been stated at cost less accumulated depreciation, it would have been included in the financial statements at approximately HK$13,509,000 (2004: 13,965,000).

The dormitory of the Group is located in Taoyuan Village, Longzhu Avenue, Nansan District, Shenzhen, the PRC, with a historical net book value of HK$1.3 million as at 31 December 2005.

The Group's investment property, which represents an office apartment located in Shenzhen, the PRC, has been used by the Group as an office building since September 2005.

The furniture, fixture and office equipment and motor vehicles were stated at cost less accumulated depreciation.

The Group's office building with a net book value of approximately HK$28,871,000 (2004:HK$21,762,000) was pledged to secure a short term bank loan granted to the Group. For details of the group's interest-bearing bank borrowings, please refer to note 25.

14. INTANGIBLE ASSETS

Group
31 December 2005

	Product development costs HK$'000	Patents and licences HK$'000	Total HK$'000
Cost:			
At beginning of year	9,870	—	9,870
Additions	5,616	17,543	23,159
Exchange realignment	222	—	222
At 31 December 2005	15,708	17,543	33,251
Accumulated amortisation:			
At beginning of year	2,641	—	2,641
Provided during the year	1,771	3,408	5,179
Exchange realignment	58	—	58
At 31 December 2005	4,470	3,408	7,878
Net book value:			
At 31 December 2005	11,238	14,135	25,373
At 31 December 2004	7,229	—	7,229

14. INTANGIBLE ASSETS (continued)

31 December 2004

	Product development costs HK$'000
Cost:	
At beginning of year	6,350
Additions	3,520
At 31 December 2004	9,870
Accumulated amortisation:	
At beginning of year	402
Provided during the year	2,239
At 31 December 2004	2,641
Net book value:	
At 31 December 2004	7,229
At 31 December 2003	5,948

14. INTANGIBLE ASSETS (continued)

Company
31 December 2005

	Patents and licences HK$'000
Cost:	
At beginning of year	—
Additions	7,780
At 31 December 2005	7,780
Accumulated amortisation:	
At beginning of year	—
Provided during the year	1,167
At 31 December 2005	1,167
Net book value:	
At 31 December 2005	6,613
At 31 December 2004	—

15. INTERESTS IN SUBSIDIARIES

	Company	
	2005 **HK$'000**	2004 HK$'000
Unlisted shares, at cost	**44,991**	44,991
Due from subsidiaries	**117,442**	26,703
	162,433	71,694

The amounts due from subsidiaries are approximate to their fair value.

The amounts due from subsidiaries included in the Company's non-current assets are unsecured, interest-free and are not repayable within one year.

15. INTERESTS IN SUBSIDIARIES (continued)

Particulars of the subsidiaries are as follows:

Company	Place of incorporation/ registration and operations	Nominal value of issued and fully paid-up registered share capital	Percentage of equity attributable to the Company Direct	Indirect	Principal activities
Yulong Infotech Inc.	BVI/Mainland China	Ordinary US$50,000	100	—	Investment holding
Digital Tech Inc.	BVI/Mainland China	Ordinary US$10	100	—	Investment holding
Yulong Computer Telecommunication Scientific (Shenzhen) Co., Ltd.	Mainland China	Paid-up and registered RMB111,588,000	—	100	Wireless solutions and equipment provider for the wireless telecommunication market in Mainland China

16. INVENTORIES

	Group 2005 HK$'000	2004 HK$'000
Raw materials	**30,022**	17,347
Work in progress	**8,524**	6,738
Finished goods	**26,053**	4,474
	64,599	28,559

17. TRADE RECEIVABLES

The Group's trading terms with its customers are mainly on credit, except for new customers, where payment in advance is normally required. The credit period is generally for a period of three months and a longer credit term of four to six months may be extended to customers with long term business relationship and good repayment history. The Group seeks to maintain strict control over its outstanding receivables and has a credit control department to minimise credit risk. Overdue balances are reviewed regularly by senior management. Trade receivables are non-interest-bearing.

17. TRADE RECEIVABLES (continued)

An aged analysis of the trade receivables as at the balance sheet date, based on the invoice date, is as follows:

	Group	
	2005	2004
	HK$'000	HK$'000
Within 3 months	**93,346**	100,264
4 to 6 months	**14,648**	4,192
7 to 12 months	**2,824**	3,815
1 to 2 years	**1,180**	1,253
More than 2 years	**1,237**	—
	113,235	109,524
Provision	**(2,583)**	(4,508)
	110,652	105,016

18. PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES

	Group	
	2005	2004
	HK$'000	HK$'000
Prepayments	**171,667**	80,189
Deposits and other receivables	**21,752**	16,455
	193,419	96,644

The balance of prepayments mainly represented prepayments to suppliers for the purchase of raw materials.

19. DUE FROM/TO A RELATED COMPANY

The balance due to a related company mainly represented a rental charge payable for warehouse facilities, which is unsecured, interest-free and has no fixed terms of repayment. The amount due to a related company was fully settled in March 2006.

20. AMOUNTS DUE FROM/TO DIRECTORS

Particulars of the amounts due from directors disclosed pursuant to Section 161B of the Hong Kong Companies Ordinance, Chapter 32 of the Laws of Hong Kong, are as follows:

Group

Amounts due from directors

	31 December 2005	Maximum amount outstanding during 2005	1 January 2005
	HK$'000	HK$'000	HK$'000
Mr. Guo Deying	201	2,183	28
Mr. Ma Dehui	—	594	594
Ms Yang Xiao	—	472	472
Total	201		1,094

The amounts due from directors mainly represented advances granted to directors for business trips. The amounts were unsecured, interest-free and were fully settled in March 2006.

The amounts due to directors were unsecured, interest-free and were fully settled in March 2006.

21. CASH AND CASH EQUIVALENTS AND PLEDGED DEPOSITS

	Group		Company	
	2005	2004	**2005**	2004
	HK$'000	HK$'000	**HK$'000**	HK$'000
Cash and bank balances	**99,995**	53,883	**8,507**	44,432
Time deposits	**58,688**	56,359	**—**	29,890
Less: Pledged time deposits:				
Pledged for notes payable	**(49,077)**	—	**—**	—
Pledged for a short term bank loan	**—**	(29,890)	**—**	(29,890)
	(49,077)	(29,890)	**—**	(29,890)
Cash and cash equivalents	**109,606**	80,352	**8,507**	44,432

21. CASH AND CASH EQUIVALENTS AND PLEDGED DEPOSITS (continued)

As at 31 December 2005, the cash and cash equivalents of the Group denominated in Renminbi ("RMB") amounted to HK$150,102,000 (2004: HK$35,843,000). The RMB is not freely convertible into other currencies, however, under Mainland China's Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for foreign currencies through banks authorised to conduct foreign exchange business.

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short term time deposit are made for varying periods of between one day and three months depending on the immediate cash requirements of the Group, and earn interest at the respective short term time deposit rates. The carrying amounts of the cash and cash equivalents and the pledged deposits approximate to their fair values.

22. TRADE PAYABLES

An aged analysis of the trade payables as at the balance sheet date, based on the invoice date, is as follows:

	Group	
	2005	2004
	HK$'000	HK$'000
Within 3 months	**24,994**	5,898
4 to 6 months	**349**	3,494
7 to 12 months	**540**	4,968
More than 1 year	**1,380**	1,762
	27,263	16,122

23. NOTES PAYABLE

The aging of the Group's notes payable as at the balance sheet date, based on the invoice date, is within three months.

24. OTHER PAYABLES AND ACCRUALS

	Group		Company	
	2005	2004	**2005**	2004
	HK$'000	HK$'000	**HK$'000**	HK$'000
Other payables	**99,635**	64,775	**—**	—
Accruals	**5,000**	3,162	**42**	361
	104,635	67,937	**42**	361

The balance of other payables mainly represented value-added tax payable amounting to HK$77 million. These payables are non-interest-bearing and have an average term of three months.

25. INTEREST-BEARING BANK AND OTHER BORROWINGS

		Group	
		2005	2004
	Notes	**HK$'000**	HK$'000
Analysed into:			
Bank loans, wholly repayable within one year:			
Secured	(a)	**28,832**	37,597
Unsecured	(b)	**—**	18,799
		28,832	56,396
Other borrowings, wholly repayable within one year	(c)	**2,884**	—
		31,716	56,396

25. INTEREST-BEARING BANK AND OTHER BORROWINGS (continued)

Notes:

(a) Secured bank loans as at 31 December 2005 represented borrowings of:

(1) HK$28,832,000 which are secured by the office buildings of Shenzhen Yulong with a net book value of approximately HK$28,871,000 as at 31 December 2005, bear interest at an annual rate of 5.22% and are repayable within one year.

(a) Secured bank loans as at 31 December 2004 represented borrowings of:

(1) HK$9,399,000 which were secured by the office buildings and investment property of Shenzhen Yulong with net book value of approximately HK$21,762,000 and HK$2,137,000, respectively, as at 31 December 2004, bore interest at an annual rate of 5.84% and were repayable within one year.

(2) HK$28,198,000 which were secured by a time deposit of the Group of HK$29,890,000, bore interest at an average annual rate of 4.69% and were repayable within one year (note 21).

(b) Unsecured bank loans as at 31 December 2004 represented borrowings of:

(1) HK$18,799,000 which bore interest at an average annual rate of 5.84% and were repayable within one year.

(c) Other borrowings as at 31 December 2005 represented borrowings of:

(1) HK$2,884,000 from the Shenzhen Futian Scientific Technology Bureau for supporting the Group in the research and development of its smartphone projects. Such borrowings are guaranteed by Shenzhen High-tech Investment Guarantee Co. Ltd., which is responsible for verifying whether the Group's smartphone projects qualified for applying for such borrowings. The borrowings are interest free and are repayable within one year.

26. DEFERRED TAX

The movements in deferred tax liabilities during the year were as follows:

Group

	Revaluation of buildings HK$'000
At 1 January 2005	1,191
Deferred tax debited to equity during the year (note 29)	817
Exchange differences	27
At 31 December 2005	2,035

27. SHARE CAPITAL

	2005 HK$'000	2004 HK$'000
Authorised:		
1,000,000,000 (2004: 1,000,000,000) ordinary shares of HK$0.01 each	**10,000**	10,000
Issued and fully paid:		
449,000,000 (2004: 400,000,000) ordinary shares of HK$0.01 each	**4,490**	4,000

During the year, the movements in share capital were as follows:

(a) The subscription rights attaching to 9,000,000 share options were exercised at the subscription price of HK$0.7 per share (note 28), resulting in the issue of 9,000,000 shares of HK$0.7 each for a total cash consideration, before expenses, of HK$6,300,000.

(b) 40,000,000 shares were issued for cash at a subscription price of HK$1.05 per share for a total cash consideration, before expenses, of HK$42,000,000.

27. SHARE CAPITAL (continued)

A summary of the transactions during the year with reference to the above movements in the Company's issued ordinary share capital is as follows:

	Number of shares in issue	Issue share capital HK$'000	Share premium account HK$'000	Total HK$'000
As at 1 January 2004	4,000,000	40	29,770	29,810
For the acquisition of the entire issued share capital of YII and DTI, issue and allotment of ordinary shares of HK$0.01 each, credited as fully paid	18,000,000	180	—	180
Capitalisation issue	278,000,000	2,780	—	2,780
New shares (net off share issue expenses)	100,000,000	1,000	65,512	66,512
At 31 December 2004 and 1 January 2005	400,000,000	4,000	95,282	99,282
Share options exercised (a)	9,000,000	90	6,210	6,300
New issue (b) (net off share issue expenses)	40,000,000	400	40,266	40,666
As at 31 December 2005	449,000,000	4,490	141,758	146,248

Details of the Company's share option scheme and the share options issued under the scheme are included in note 28 to the financial statements.

28. SHARE OPTION SCHEME

Pursuant to the share option scheme (the "Share Option Scheme") adopted by the Company on 21 November 2004, certain classes of participants (including employees, consultants, advisers, suppliers or customers of the Group) may be granted options to subscribe for the shares of the Company.

28. SHARE OPTION SCHEME (continued)

During the year, the Company granted options for the subscription of an aggregate of 40,000,000 shares pursuant to the terms of the Share Option Scheme, as follows:

(a) on 2 June 2005, options for the subscription of 10,000,000 shares were granted to certain employees and consultants of the Group which are exercisable during the period commencing from the date of acceptance of the grant up to (but not including) the date falling on the second anniversary thereof at an exercise price of HK$0.70 per share. A consideration of HK$1.00 is payable by the grantee upon acceptance of the grant. The closing price per share at 1 June 2005, being the date immediately before the date the options were granted, was HK$0.69;

(b) on 6 June 2005, options to subscribe for the subscription of 20,000,000 shares were granted to certain employees and consultants of the Group which are exercisable during the period commencing from the date of acceptance of the grant up to (but not including) the date falling on the third anniversary thereof at an exercise price of HK$0.70 per share. A consideration of HK$1.00 is payable by the grantee upon acceptance of the grant. The closing price per share as at 3 June 2005, being the date immediately before the date the options were granted, was HK$0.70.

(c) on 20 June 2005, options to subscribe for the subscription of 10,000,000 shares were granted to certain employees of the Group at an exercise price of HK$0.87 per share, which are exercisable in the manner as detailed below:

  (i) as for options to subscribe for 1,000,000 shares held by 2 grantees of options for 500,000 shares each, such options are exercisable by each of the grantees:

    (a) in respect of options to subscribe for 128,000 shares, at any time during the period commencing from the date of acceptance of the grant up to (but not including) the date falling on the fourth anniversary thereof;

    (b) in respect of options to subscribe for 124,000 shares, at any time during the period commencing from the first anniversary up to (but not including) the date falling on the fourth anniversary from the date of acceptance of the grant;

    (c) in respect of options to subscribe for 124,000 shares, at any time during the period commencing from the second anniversary up to (but not including) the date falling on the fourth anniversary from the date of acceptance of the grant; and

    (d) in respect of options to subscribe for 124,000 shares, at any time during the period commencing from the third anniversary up to (but not including) the date falling on the fourth anniversary from the date of acceptance of the grant;

28. SHARE OPTION SCHEME (continued)

(ii) as for options to subscribe for 5,000,000 shares held by 25 grantees of options for 200,000 shares each, such options are exercisable by each of the grantees:

(a) in respect of options to subscribe for 52,000 shares, at any time during the period commencing from the date of acceptance of the grant up to (but not including) the date falling on the fourth anniversary thereof;

(b) in respect of options to subscribe for 52,000 shares, at any time during the period commencing from the first anniversary up to (but not including) the date falling on the fourth anniversary from the date of acceptance of the grant;

(c) in respect of options to subscribe for 48,000 shares, at any time during the period commencing from the second anniversary up to (but not including) the date falling on the fourth anniversary from the date of acceptance of the grant; and

(d) in respect of options to subscribe for 48,000 shares, at any time during the period commencing from the third anniversary up to (but not including) the date falling on the fourth anniversary from the date of acceptance of the grant; and

(iii) as for options to subscribe for 4,000,000 shares, exercisable during the period commencing from the date of acceptance of the grant up to (but not including) the date falling on the third anniversary thereof.

A consideration of HK$1.00 is payable by the grantee upon acceptance of the grant. The closing price per share at 17 June 2005, being the date immediately before the date the options were granted, was HK$0.89.

28. SHARE OPTION SCHEME (continued)

The following share options were outstanding under the Scheme during the year:

Name or category of participant	Number of share options						Date of grant of share options*	Exercise period of share options	Exercise price of share options** HK$	Price of Company's shares***		
	At 1 January 2005	Granted during the year	Exercised during the year	Expired during the year	Forfeited during the year	At 31 December 2005				At grant date of options HK$	Immediately before the exercise date HK$	At exercise date of options HK$
Employees												
In aggregate — granted on 2 June 2005	—	1,000,000	(1,000,000)	—	—	—	2-06-05	7-06-05 to 6-06-07	0.7	0.69	1.11	1.13
		7,000,000	(6,000,000)	—	—	1,000,000	2-06-05	7-06-05 to 6-06-07	0.7	0.69	1.26	1.3
In aggregate — granted on 6 June 2005	—	16,000,000	—	—	—	16,000,000	6-06-05	7-06-05 to 6-06-08	0.7	0.7	—	—
In aggregate — granted on 20 June 2005	—	10,000,000	—	—	—	10,000,000	20-06-05	28-06-05 to 27-06-09	0.87	0.87	—	—
Sub-total	—	34,000,000	(7,000,000)	—	—	27,000,000						
Business consultants												
Business consulting firm	—	2,000,000	(2,000,000)	—	—	—	2-06-05	7-06-05 to 6-06-07	0.7	0.69	1.26	1.3
Individual consultant	—	4,000,000	—	—	—	4,000,000	6-06-05	7-06-05 to 6-06-08	0.7	0.7	—	—
Sub-total	—	6,000,000	(2,000,000)	—	—	4,000,000						
Total	—	40,000,000	(9,000,000)	—	—	31,000,000						

Notes to the reconciliation of share options outstanding during the year:

* The vesting period of the share options is from the date of grant until the commencement of the exercise period.

** The exercise price of the share options is the amount the employee is required to pay to obtain each share under the option.

*** The price of the Company's shares disclosed as at the date of grant of the share options is the Stock Exchange closing price on the trading day immediately prior to the date of grant of the options. The price of the Company's shares disclosed immediately before the exercise date of the share options is the weighted average of the Stock Exchange closing prices immediately before the dates on which the options were exercised over all of the exercises of options within the disclosure line.

28. SHARE OPTION SCHEME (continued)

The fair value of the share options granted during the year was HK$4,508,236.

The fair value of the equity-settled share options granted during the year was calculated by an external professionally qualified valuer, LCH (Asia-Pacific) Surveyors Limited, at HK$4,508,236 using the binomial option pricing model as at the date of grant of the options, taking into account the terms and conditions upon which the options were granted. The following table lists the inputs to the model used for the year ended 31 December 2005:

Dividend yield (%)	3.45–4.35
Expected volatility (%)	34.5
Historical volatility (%)	34.5
Risk-free interest rate (%)	2.91–3.272
Expected life of option (year)	1.5–4
Exercise price (HK$)	0.7–0.87
Share price at grant date (HK$)	0.69–0.87

The expected life of the options is based on the historical data and is not necessarily indicative of the exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.

No other feature of the options granted was incorporated into the measurement of fair value.

The 9,000,000 share options exercised during the year resulted in the issue of 9,000,000 ordinary shares of the Company and new share capital of HK$90,000 and share premium of HK$6,210,000 (before issue expenses), as further detailed in note 27 to the financial statements.

At the balance sheet date, the Company had 31,000,000 share options outstanding under the Scheme. The exercise in full of the remaining share options would, under the present capital structure of the Company, result in the issue of 31,000,000 additional ordinary shares of the Company and additional share capital of HK$310,000 and share premium of HK$23,090,000 (before issue expenses).

Subsequent to the balance sheet date, a total of 9,180,000 share options were exercised resulting in the issued of 9,180,000 ordinary shares of the Company and new share capital of HK$91,800 and share premium of HK$6,364,800 (before issue expenses).

At the date of approval of these financial statements, the Company had 21,820,000 share options outstanding under the Scheme, which represented approximately 4.4% of the Company's shares in issue as at that date.

29. RESERVES

Group

	Notes	Share premium account (Note (a)) HK$'000	Contributed surplus (Notes (a)&(b)) HK$'000	Revaluation reserves HK$'000	Statutory reserves (Note (c)) HK$'000	Share option reserve HK$'000	Exchange fluctuation reserve HK$'000	Retained profits HK$'000	Total HK$'000
As at 1 January 2004		29,770	390	—	2,214	—	—	62,708	95,082
Capitalisation issue	27	82,040	—	—	—	—	—	—	82,040
Share issue expenses	27	(16,528)	—	—	—	—	—	—	(16,528)
Surplus on revaluation of buildings	13	—	—	7,940	—	—	—	—	7,940
Deferred tax on revaluation reserve		—	—	(1,191)	—	—	—	—	(1,191)
Net profit for the year		—	—	—	—	—	—	43,667	43,667
Proposed final dividend	11	—	—	—	—	—	—	(8,000)	(8,000)
At 31 December 2004 and 1 January 2005		95,282	390	6,749	2,214	—	—	98,375	203,010
Issue of shares	27	47,810	—	—	—	—	—	—	47,810
Share issue expenses	27	(1,334)	—	—	—	—	—	—	(1,334)
Surplus on revaluation of buildings	13	—	—	5,447	—	—	—	—	5,447
Deferred tax on revaluation reserve	26	—	—	(817)	—	—	—	—	(817)
Equity-settled share option arrangements	2.2	—	—	—	—	3,741	—	—	3,741
Net profit for the year		—	—	—	—	—	—	50,876	50,876
Exchange realignment		—	—	—	—	—	4,473	—	4,473
Statutory reserves		—	—	—	762	—	—	(762)	—
Interim 2005 dividend		—	—	—	—	—	—	(4,000)	(4,000)
Proposed final 2005 dividend	11	—	—	—	—	—	—	(9,964)	(9,964)
At 31 December 2005		141,758	390	11,379	2,976	3,741	4,473	134,525	299,242

29. RESERVES (continued)

Company

	Notes	Share premium account (Note (a)) HK$'000	Contributed surplus (Notes (a)&(b)) HK$'000	Share option reserve HK$'000	Exchange fluctuation reserve HK$'000	Accumulated losses HK$'000	Total HK$'000
At 1 January 2004		29,770	44,992	—	—	(3)	74,759
Capitalisation of share premium for issue of shares	27	82,040	—	—	—	—	82,040
Share issue expenses	27	(16,528)	—	—	—	—	(16,528)
Net loss for the year		—	—	—	—	(310)	(310)
Proposed final dividend	11	—	—	—	—	(8,000)	(8,000)
At 31 December 2004		95,282	44,992	—	—	(8,313)	131,961
Issue of shares	27	47,810	—	—	—	—	47,810
Share issue expenses	27	(1,334)	—	—	—	—	(1,334)
Equity-settled share option arrangements	2.2	—	—	3,741	—	—	3,741
Net loss for the year		—	—	—	—	(7,244)	(7,244)
Exchange realignment		—	—	—	388	—	388
Interim 2005 dividend		—	—	—	—	(4,000)	(4,000)
Proposed final 2005 dividend	11	—	—	—	—	(9,964)	(9,964)
At 31 December 2005		141,758	44,992	3,741	388	(29,521)	161,358

Notes:

(a) Under the Companies Law (2001 Second Revision) of the Cayman Islands, the share premium account and contributed surplus are distributable to the shareholders of the Company, provided that immediately following the date on which the dividend is proposed to be distributed, the Company will be in a position to pay off its debts as and when they fall due in the ordinary course of business.

(b) The contributed surplus of the Group represents the difference between the aggregate of the nominal value of the paid-up capital of the subsidiaries acquired pursuant to the Group Reorganisation on 31 July 2003 over the nominal value of the Company's shares issued in exchange therefore. The contributed surplus of the Company represents the excess of the then consolidated net assets of the subsidiaries acquired pursuant to the group reorganisation, over the nominal value of the Company's shares issued in exchange therefore.

(c) In accordance with the PRC regulations, the PRC subsidiary is required to allocate 10% of its profit after tax, as determined under the PRC accounting regulations, to the statutory reserve until such reserve reaches 50% of the registered capital of the PRC subsidiary. Part of the statutory reserve may be converted to increase paid-up capital, provided that the remaining balance after the capitalisation is not less than 25% of the registered capital.

30. OPERATING LEASE ARRANGEMENTS

The Group leases certain of its warehouse premises and office building premises under operating lease arrangements for lease terms of 39 months. The total future minimum lease payments under non-cancellable operating leases committed at the respective balance sheet dates to be made by the Group were as follows:

	2005 **HK$'000**	2004 HK$'000
Within one year	**106**	115
In the second to fifth years, inclusive	**26**	128
Over five years	**—**	—
	132	243

31. COMMITMENTS

In addition to the operating lease commitments detailed in note 30 above, the Group had the following capital commitments at the balance sheet date:

	Group	
	2005 **HK$'000**	2004 HK$'000
Contracted, but not provided for:		
Patents and licences	**77,536**	—
	77,536	—

As at the balance sheet date, the Company had no significant lease and capital commitments.

32. CONTINGENT LIABILITIES

At the balance sheet date, contingent liabilities not provided for in the financial statements were as follows:

		Group	
		2005	2004
		HK$'000	HK$'000
Trade receivables discounted with recourse	Note	—	705

Note:

The trade receivables discounted with recourse belonged to Shenzhen Yulong, a subsidiary of the Company.

As at the balance sheet date, the Company had no significant contingent liabilities.

33. RELATED PARTY TRANSACTIONS AND BALANCES

(a) In addition to the transactions detailed elsewhere in the financial statements, the Group had the following transaction with a related party during the year:

		2005	2004
		HK$'000	HK$'000
Rental expense to a related company	Note	**106**	103

Note:

During the year, Shenzhen Yulong used the warehouse facilities of Shenzhen Space Star Network Company Limited ("Space Star"), at an annual charge of HK$106,000. The rental charge was made according to the market rates.

(b) Outstanding balance with a related party:

As disclosed in the consolidated balance sheet and in note 19, the Group had an outstanding payable to Space Star of HK$106,000 (2004: Nil). The payable is unsecured, interest-free and has no fixed terms of repayment.

33. RELATED PARTY TRANSACTIONS AND BALANCES (continued)

(c) Compensation of key management personnel of the Group:

	2005 HK$'000	2004 HK$'000
Salaries, allowances and benefits in kind	**1,544**	1,012
Pension scheme contributions	**23**	19
Employee share option benefits	**19**	—
Total compensation paid to key management personnel	**1,586**	1,031

Further details of directors' emoluments are included in note 7 to the financial statements.

34. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's principal financial instruments comprise interest-bearing bank and other borrowings, cash and short term deposits. The main purpose of these financial instruments is to raise finance for the Group's operations. The Group has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations.

It is, and has been, throughout the year, the Group's policy that no trading in financial instruments shall be undertaken.

The main risks arising from the Group's financial instruments are foreign currency risk and credit risk. The board reviews and agrees policies for managing these risks and they are summarised below.

Foreign currency risk

As the Group's investment operations are located in Mainland China, the Group's balance sheet can be affected significantly by movements in the HK$/RMB exchange rates. Since the exchange rates did not fluctuate significantly in prior years, the Group did not seek to hedge this exposure.

The Group has no transactional currency exposure as all sales and purchases are denominated in RMB, the functional currency of Shenzhen Yulong, which is the sales making unit of the Group.

Credit risk

The Group trades only with recognised and creditworthy third parties. It is the Group's policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis and the Group's exposure to bad debts is not significant.

34. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

Credit risk (continued)

The credit risk of the Group's other financial assets, which comprise cash and cash equivalents, arises from default of the counterparty, with a maximum exposure equal to the carrying amount of these instruments.

Since the Group trades only with recognised and creditworthy third parties, there is no requirement for collateral.

35. POST BALANCE SHEET EVENTS

(a) As disclosed in the announcement of the Group dated 23 February 2006, Shenzhou Yulong had successfully acquired a property located in North District, Hi-New Technology Industrial Park, Shenzhen with a total construction area of 64,607 square metres at a public auction for RMB74,250,000 (approximately HK$71,360,000) plus an auction service charge payable to the auctioneer of RMB1,117,500 (approximately HK$1,074,000). It is intended that this property will be occupied by the Group for office use.

(b) On 4 January 2006, the Company issued 40,000,000 ordinary shares at a price of HK$1.22 per share to not less than six placees who were independent individual, corporate and/or institutional investors. The proceeds raised would be used for purchase of materials and components of smartphone products and for the promotion of the Company's overall corporate and brand image.

36. APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorised for issue by the board of directors on 12 April 2006.